                                            Registration Statement No. 333-58783
                                                                       811-08867
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          Pre-Effective Amendment No. 1

                                       And

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                          Pre-Effective Amendment No. 1

           THE TRAVELERS SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES
           ----------------------------------------------------------
                           (Exact name of Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                               (Name of Depositor)

                  ONE TOWER SQUARE, HARTFORD, CONNECTICUT 06183
                  ---------------------------------------------
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including area code: (860) 277-0111
                                                           --------------

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                One Tower Square
                           Hartford, Connecticut 06183
                           ---------------------------
                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering:  As soon as practicable following the effectiveness of the
                                               Registration Statement.

It is proposed that this filing will become effective (check appropriate box):
N/A       immediately upon filing pursuant to paragraph (b) of Rule 485.
---
N/A       on ___________ pursuant to paragraph (b) of Rule 485.
---
N/A       60 days after filing pursuant to paragraph (a)(1) of Rule 485.
---
N/A       on ___________ pursuant to paragraph (a)(1) of Rule 485.
---

If appropriate, check the following box:
_____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

           THE TRAVELERS SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES

                              Cross-Reference Sheet

                                    Form N-4

Item
No.                                                                                 Caption in Prospectus
---                                                                                 ---------------------
1.  Cover Page                                                                      Prospectus
2.  Definitions                                                                     Index of Special Terms
3.  Synopsis                                                                        Contract Profile
4.  Condensed Financial Information                                                 Not Applicable
5.  General Description of Registrant,                                              The Insurance Company; The Separate Account;
    Depositor, and Portfolio Companies                                                      the Funding Options
6.  Deductions                                                                      Charges and Deductions; Distribution of Variable
                                                                                            Annuity Contracts
7.  General Description of Variable                                                 The Annuity Contract
    Annuity Contracts
8.  Annuity Period                                                                  The Annuity Period
9.  Death Benefit                                                                   Death Benefit
10.  Purchases and Contract Value                                                   The Annuity Contract; Distribution of Variable
                                                                                            Annuity Contracts
11.  Redemptions                                                                    Access to Your Money
12.  Taxes                                                                          Federal Tax Considerations
13.  Legal Proceedings                                                              Legal Proceedings and Opinions
14.  Table of Contents of Statement                                                 Appendix A - Contents of the Statement of
     of Additional Information                                                              Additional Information


                                                                                    Caption in Statement of Additional
                                                                                    Information
                                                                                    -----------------------------------
15.  Cover Page                                                                     Cover Page
16.  Table of Contents                                                              Table of Contents
17.  General Information and History                                                The Insurance Company
18.  Services                                                                       Principal Underwriter; Distribution and
                                                                                            Management Agreement
19.  Purchase of Securities Being Offered                                           Valuation of Assets
20.  Underwriters                                                                   Principal Underwriter
21.  Calculation of Performance Data                                                Performance Information
22.  Annuity Payments                                                               Not Applicable
23.  Financial Statements                                                           Financial Statements

                                     PART A

                      Information Required in a Prospectus

                              TRAVELERS RETIREMENT
                                VARIABLE ANNUITY

                                CONTRACT PROFILE


                               NOVEMBER 18, 1998


THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH IS ATTACHED TO THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY. THE TERMS "WE," "US," "OUR" AND THE "COMPANY" REFER TO TRAVELERS INSURANCE COMPANY. "YOU" AND "YOUR" REFER TO THE CONTRACT OWNER/PARTICIPANT.


1. THE VARIABLE ANNUITY CONTRACT. The Contract offered by Travelers Insurance Company is a variable annuity that is intended for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed income options. The Contract may be issued as an individual Contract or group Contract. In states where only group Contracts are available, you will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and Certificates as "Contracts," and individual participants are referred to as "Contract Owners". You can make one or more payments, as you choose, on a pre-tax basis. You direct your payment(s) to one or more of the variable funding options offered through the Separate Account, as listed in Section 4. Depending on market conditions, you may make or lose money in any of these options.


The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. The income phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (annuity payments) you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE). If you want to receive regular income payments from your annuity, you can choose one of the following annuity options:
Option 1 -- payments for your life (life annuity) -- assuming that you are the annuitant; Option 2 -- payments for your life with an added guarantee that payments will continue to your beneficiary for a certain number of months (120, 180 or 240, as you select), if you should die during that period; Option
3 -- Joint and Last Survivor Life Annuity, in which payments are made for your life and the life of another person (usually your spouse); Option 4 -- Joint and Last Survivor Life Annuity, in which the annuity is reduced on death of Primary Payee; Option 5 -- payment for a Fixed Period.

Once you make an election of an annuity option and begin to receive payments, it cannot be changed. During the income phase, you have the same investment choices you had during the accumulation phase. If amounts are directed to the funding options through the Separate Account, the dollar amount of your payments may increase or decrease.


In addition, depending on which annuity option you select, and depending on market conditions, there are several other options and features available upon annuitization. These include an annuitization credit, a variable annuitization floor benefit, a liquidity benefit and an increasing benefit option. Please refer to your Contract and the attached prospectus for further details.


3. PURCHASE. You may purchase the Contract with an initial payment of at least $20,000. You may make additional payments of at least $5,000 at any time during the accumulation phase.

CONSERVATION CREDIT. We may add a credit to funds received as purchase payments if such funds originated from another contract issued by Us or Our affiliates. If applied, the amount of this credit will be determined by us.

OPTIONAL DEATH BENEFIT CREDIT. If you select the Optional Death Benefit, we will add a credit to each purchase payment equal to 2% of that purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.

WHO SHOULD PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with qualified retirement plans, which include contracts qualifying under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

4. INVESTMENT OPTIONS. You can direct your money into any or all of the following funding options. They are described in the accompanying fund prospectuses. Depending on market conditions, you may make or lose money in any of these options:

High Yield Bond Trust
Managed Assets Trust
Money Market Portfolio
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund
  Emerging Opportunities Fund
  Global High-Yield Bond Fund
  Intermediate-Term Bond Fund
  International Equity Fund
  Long-Term Bond Fund
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
GREENWICH STREET SERIES FUND
  Equity Index Portfolio Class II
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return
     Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth      Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Federated Stock Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Mid Cap Growth Portfolio
  MFS Research Portfolio
  Social Awareness Stock Portfolio
  Strategic Stock Portfolio
  Travelers Quality Bond Portfolio
  U.S. Government Securities Portfolio
  Utilities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio


5. EXPENSES. The Contract has insurance features and investment features, and there are costs related to each. For the Standard Death Benefit, the annual insurance charge is .80% of the amounts you direct to the funding options. For the Optional Death Benefit and Credit option, the annual insurance charge is 1.25%. Certain funding options have fee reimbursement and/or fee waiver arrangements which serve to reduce the charges shown.


Each funding option has charges for management and other expenses. The charges range from .58% to 2.11% annually, of the average daily net asset balance of the funding option, depending on the funding option.

If you withdraw amounts under the Contract, the Company may deduct a withdrawal charge (0% to 5%) of the amount of purchase payments withdrawn from the Contract. If you withdraw all amounts under the Contract, or if you begin receiving annuity payments, the Company may be required by your state to deduct a premium tax of 0%-5%.


If the Variable Annuitization Floor Benefit is selected, there is a Floor Benefit charge assessed. This charge increases your annual separate account charges by a percentage not to exceed 3% per year. This charge will vary based upon market conditions, and will be set at the time you choose this option. Once established, this charge will remain the same throughout the term of the annuitization. The Floor Benefit charge compensates us for the risk we take in guaranteeing that, regardless of the performance of the funding options, your periodic annuity payments will never be less than a certain percentage of your first annuity payment.


The following table is designed to help you understand the Contract charges. In the table below, "Total Annual Insurance Charge" includes the mortality and expense risk charge of .80% for the Standard Death Benefit(a), and 1.25% for the Optional Death Benefit and Credit(b). The column "Total Annual Charges" reflects the mortality and expense risk charge and the investment charges for each portfolio. Each of the American Odyssey Funds is listed twice, once with the optional CHART asset allocation fee of .80% reflected, and once without the optional asset allocation fee. The columns under the heading "Examples" show how much you would pay under the Contract for a one-year period and for a 10-year period. As required by the SEC, the examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money at the end of year 1 and at the end of year 10. For years 1 and 10, the examples show the aggregate of all the annual charges assessed during that time. For these examples, the premium tax is assumed to be 0%.


Please refer to the fee table contained in the prospectus for more details.



                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
High Yield Bond Trust................................. (a)      .80%      0.84%      1.64%     $67       $194
                                                       (b)     1.25%      0.84%      2.09%      71        242
Managed Assets Trust.................................. (a)      .80%      0.63%      1.43%      65        171
                                                       (b)     1.25%      0.63%      1.88%      69        220
Money Market Portfolio................................ (a)      .80%      0.40%      1.20%      62        145
                                                       (b)     1.25%      0.40%      1.65%      67        195
AMERICAN ODYSSEY FUNDS, INC.(1)
    Core Equity Fund.................................. (a)      .80%      0.65%      1.45%      65        174
                                                       (b)     1.25%      0.65%      1.90%      69        222
    Emerging Opportunities Fund....................... (a)      .80%      0.86%      1.66%      67        197
                                                       (b)     1.25%      0.86%      2.11%      71        244
    Global High-Yield Bond Fund....................... (a)      .80%      0.68%      1.48%      65        177
                                                       (b)     1.25%      0.68%      2.05%      70        225
    Intermediate-Term Bond Fund....................... (a)      .80%      0.63%      1.43%      65        171
                                                       (b)     1.25%      0.63%      1.88%      69        220
    International Equity Fund......................... (a)      .80%      0.77%      1.57%      66        187
                                                       (b)     1.25%      0.77%      2.02%      71        235
    Long-Term Bond Fund............................... (a)      .80%      0.62%      1.42%      64        170
                                                       (b)     1.25%      0.62%      1.87%      69        219
AMERICAN ODYSSEY FUNDS, INC.(2)
    Core Equity Fund.................................. (a)      .80%      1.45%      2.25%      73        258
                                                       (b)     1.25%      1.45%      2.70%      77        303
    Emerging Opportunities Fund....................... (a)      .80%      1.66%      2.46%      75        280
                                                       (b)     1.25%      1.66%      2.91%      79        323
    Global High-Yield Bond Fund....................... (a)      .80%      1.48%      2.28%      73        262
                                                       (b)     1.25%      1.48%      2.28%      78        306
    Intermediate-Term Bond Fund....................... (a)      .80%      1.43%      2.23%      73        256
                                                       (b)     1.25%      1.43%      2.68%      77        301
    International Equity Fund......................... (a)      .80%      1.57%      2.37%      74        271
                                                       (b)     1.25%      1.57%      2.82%      79        315
    Long-Term Bond Fund............................... (a)      .80%      1.42%      2.22%      73        255
                                                       (b)     1.25%      1.42%      2.67%      77        300
DELAWARE GROUP PREMIUM FUND, INC.
    REIT Series....................................... (a)      .80%      0.85%      1.65%      67        195
                                                       (b)     1.25%      0.85%      2.10%      71        243
    Small Cap Value Series............................ (a)      .80%      0.85%      1.65%      67        195
                                                       (b)     1.25%      0.85%      2.10%      71        243

                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND
    Capital Appreciation Portfolio.................... (a)      .80%      0.80%      1.60%     $66       $190
                                                       (b)     1.25%      0.80%      2.05%      71        238
    Small Cap Portfolio............................... (a)      .80%      0.78%      1.58%      66        188
                                                       (b)     1.25%      0.78%      2.03%      71        236
GREENWICH STREET SERIES FUND
    Equity Index Portfolio Class II................... (a)      .80%       .55%      1.45%      64        162
                                                       (b)     1.25%       .55%      1.80%      68        212
MONTGOMERY FUNDS III
    Montgomery Variable Series: Growth Fund........... (a)      .80%      1.25%      2.05%      71        238
                                                       (b)     1.25%      1.25%      2.50%      75        284
OCC ACCUMULATION TRUST
    Equity Portfolio.................................. (a)      .80%      0.99%      1.79%      68        211
                                                       (b)     1.25%      0.99%      2.24%      73        257
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
    Salomon Brothers Variable Capital Fund............ (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
    Salomon Brothers Variable Investors Fund.......... (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
    Salomon Brothers Variable Total Return Fund....... (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
STRONG VARIABLE INSURANCE FUNDS, INC.
    Strong Schafer Value Fund II...................... (a)      .80%      1.20%      2.00%      70        233
                                                       (b)     1.25%      1.20%      2.45%      75        279
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio......................... (a)      .80%      0.82%      1.62%      66        192
                                                       (b)     1.25%      0.82%      2.07%      71        240
    MFS Total Return Portfolio........................ (a)      .80%      0.86%      1.66%      67        197
                                                       (b)     1.25%      0.80%      2.11%      71        244
    Putnam Diversified Income Portfolio............... (a)      .80%      0.88%      1.68%      67        199
                                                       (b)     1.25%      0.88%      2.13%      72        246
    Smith Barney High Income Portfolio................ (a)      .80%      0.70%      1.50%      65        179
                                                       (b)     1.25%      0.70%      1.95%      70        227
    Smith Barney International Equity Portfolio....... (a)      .80%      1.01%      1.81%      68        213
                                                       (b)     1.25%      1.01%      2.26%      73        260
    Smith Barney Large Capitalization Growth
      Portfolio....................................... (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
THE TRAVELERS SERIES TRUST
    Disciplined Mid Cap Stock Portfolio............... (a)      .80%      0.95%      1.75%      68        206
                                                       (b)     1.25%      0.95%      2.20%      72        253
    Disciplined Small Cap Stock Portfolio............. (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
    Equity Income Portfolio........................... (a)      .80%      0.95%      1.75%      68        206
                                                       (b)     1.25%      0.95%      2.20%      72        253
    Federated Stock Portfolio......................... (a)      .80%      0.95%      1.75%      68        206
                                                       (b)     1.25%      0.95%      2.20%      72        253
    Large Cap Portfolio............................... (a)      .80%      0.95%      1.75%      68        206
                                                       (b)     1.25%      0.95%      2.20%      72        253
    Lazard International Stock Portfolio.............. (a)      .80%      1.25%      2.05%      71        238
                                                       (b)     1.25%      1.25%      2.50%      75        284
    MFS Mid Cap Growth Portfolio...................... (a)      .80%      1.00%      1.80%      68        217
                                                       (b)     1.25%      1.00%      2.25%      73        258
    MFS Research Portfolio............................ (a)      .80%      1.00%      1.80%      68        212
                                                       (b)     1.25%      1.00%      2.25%      73        258
    Social Awareness Stock Portfolio.................. (a)      .80%      0.98%      1.78%      68        209
                                                       (b)     1.25%      0.98%      2.23%      73        256
    Strategic Stock Portfolio......................... (a)      .80%      0.90%      1.70%      67        201
                                                       (b)     1.25%      0.90%      2.15%      72        248

                                                                          TOTAL                EXAMPLES: TOTAL
                                                               TOTAL      ANNUAL               ANNUAL EXPENSES
                                                              ANNUAL     FUNDING     TOTAL       AT END OF:
                                                             INSURANCE    OPTION    ANNUAL    -----------------
                    PORTFOLIO NAME                            CHARGES    EXPENSES   CHARGES   1 YEAR   10 YEARS
---------------------------------------------------------------------------------------------------------------
    Travelers Quality Bond Portfolio.................. (a)      .80%      0.75%      1.55%     $66       $185
                                                       (b)     1.25%      0.75%      2.00%      70        233
    U.S. Government Securities Portfolio.............. (a)      .80%      0.58%      1.38%      64        166
                                                       (b)     1.25%      0.58%      1.83%      69        215
    Utilities Portfolio............................... (a)      .80%      1.06%      1.86%      69        218
                                                       (b)     1.25%      1.06%      2.31%      73        265
WARBURG PINCUS TRUST
    Emerging Markets Portfolio........................ (a)      .80%      1.40%      2.20%      72        253
                                                       (b)     1.25%      1.40%      2.65%      77        298



(1) Reflects expenses that would be incurred for those Contract Owners who DO NOT participate in the CHART Asset Allocation program.


(2) Reflects expenses that would be incurred for those Contract Owners who DO participate in the CHART Asset Allocation program.

6. TAXES. The payments you make during the accumulation phase are made with before-tax dollars. You will be taxed on your purchase payments and on any earnings when you make a withdrawal or begin receiving annuity payments.

If you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

During the annuity period, if you have elected the optional Variable Annuity Floor option and take a surrender, there will be tax implications. Consult your tax advisor.


7. ACCESS TO YOUR MONEY. You can take withdrawals any time during the accumulation phase. A withdrawal charge may apply. The amount of the charge depends on a number of factors, including the length of time since the purchase payment was made (5% if withdrawn within one year, gradually decreasing to 0% for payments held by the Company for 6 years or more). During the first contract year, you may withdraw up to 20% of the initial purchase payment without a withdrawal charge. After the first contract year, you may withdraw up to 20% of the contract value (as of the end of the previous contract year) without a withdrawal charge. Of course, you may have to pay income taxes and a tax penalty on taxable amounts you withdraw.



8. PERFORMANCE. The value of the Contract will vary depending upon the investment performance of the funding options you choose. Past performance is not a guarantee of future results. The Separate Account is new, and therefore has no past performance. However, the funding options have been available for various periods of time. Performance information that predates the separate account is considered "nonstandard" by the SEC. Such nonstandard performance is shown in the Statement of Additional Information that you may request free of charge.


9. DEATH BENEFIT. The person chosen as the beneficiary will receive a death benefit upon the first death of any owner or the annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase:

STANDARD DEATH BENEFIT:

-----------------------------------------------------------------------------------------
    ANNUITANT'S AGE                             DEATH BENEFIT PAYABLE
 ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
-----------------------------------------------------------------------------------------
 Before age 80               Greater of:
                             (1) contract value; or (2) total purchase payments less any withdrawals (and related charges).
-----------------------------------------------------------------------------------------
 On or after age 80          Contract value.
-----------------------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT AND CREDIT


The Optional Death Benefit and Credit varies depending on the Annuitant's age on the Contract Date.




-----------------------------------------------------------------------------------------
    ANNUITANT'S AGE                             DEATH BENEFIT PAYABLE
 ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
-----------------------------------------------------------------------------------------
 Under Age 70                IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                             (1) contract value; (2) total purchase payments, less any
                             withdrawals (and related charges), or (3) maximum Step Up
                                 death benefit value associated with contract date
                                 anniversaries beginning with the 5th, and ending with
                                 the last before the annuitant's 76th birthday.
                             IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                             (unless prohibited by state law)
-----------------------------------------------------------------------------------------
 Age 70-75                   IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                             (1) above, (2) above, or (3) the Step Up death benefit value associated with the 5th contract date anniversary.
                             IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                             (unless prohibited by state law)
-----------------------------------------------------------------------------------------
 Age 76-80                   Greater of (1) or (2) above.
-----------------------------------------------------------------------------------------


All death benefit values described above are calculated at the close of business on the date the Company received due proof of death and written distribution instructions (the death report date). The amounts will be reduced by any applicable premium taxes due and any outstanding loans.

10. OTHER INFORMATION

RIGHT TO RETURN. If you cancel the Contract within ten days after you receive it, you will receive a full refund of the purchase payment, less any applicable conservation credits. Where state law requires a variation, the Company will comply.

ADDITIONAL FEATURES. This Contract has other features you may be interested in. These include:

DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time as compared to a single one-time purchase. Dollar cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee a profit nor prevent loss in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

ASSET ALLOCATION ADVICE. If allowed, you may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Copeland's CHART Program. The CHART Program allocates all purchase payments among the American Odyssey Funds. The CHART Program and applicable fees are fully disclosed in a separate Disclosure Statement.

SYSTEMATIC WITHDRAWAL OPTION. Before the maturity date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn.

MANAGED DISTRIBUTION PROGRAM. This program allows for the Company to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

11. INQUIRIES. If you need more information, please contact us at (800) 842-9406 or:

    Travelers Insurance Company
    Annuity Services
    One Tower Square
    Hartford, CT 06183

                                   PROSPECTUS
                      THE TRAVELERS SEPARATE ACCOUNT FIVE
                             FOR VARIABLE ANNUITIES


This prospectus describes TRAVELERS RETIREMENT VARIABLE ANNUITY a group flexible premium deferred variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company," "we" or "our"). The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified Contracts") and Individual Retirement Accounts (IRAs). Travelers Retirement Product may be issued as an individual Contract or group Contract. In states where only group Contracts are available, You will be issued a certificate summarizing the provisions of the group Contract. For convenience, this prospectus refers to both Contracts and certificates as "Contracts."


Your purchase payments accumulate on a variable basis through one or more of the sub-accounts ("funding options") of the Travelers Separate Account Five for Variable Annuities ("Separate Account Five"). Your contract value will vary daily to reflect the investment experience of the funding options you select. The funding options currently available are:

High Yield Bond Trust
Managed Assets Trust
Money Market Portfolio
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund
  Emerging Opportunities Fund
  Global High-Yield Bond Fund
  Intermediate-Term Bond Fund
  International Equity Fund
  Long-Term Bond Fund
DELAWARE GROUP PREMIUM FUND, INC.
  REIT Series
  Small Cap Value Series
DREYFUS VARIABLE INVESTMENT FUND
  Capital Appreciation Portfolio
  Small Cap Portfolio
GREENWICH STREET SERIES FUND
  Equity Index Portfolio Class II
MONTGOMERY FUNDS III
  Montgomery Variable Series: Growth Fund
OCC ACCUMULATION TRUST
  Equity Portfolio
SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
  Salomon Brothers Variable Capital Fund
  Salomon Brothers Variable Investors Fund
  Salomon Brothers Variable Total Return Fund
STRONG VARIABLE INSURANCE FUNDS, INC.
  Strong Schafer Value Fund II
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International Equity Portfolio
  Smith Barney Large Capitalization Growth     Portfolio
THE TRAVELERS SERIES TRUST
  Disciplined Mid Cap Stock Portfolio
  Disciplined Small Cap Stock Portfolio
  Equity Income Portfolio
  Federated Stock Portfolio
  Large Cap Portfolio
  Lazard International Stock Portfolio
  MFS Mid Cap Growth Portfolio
  MFS Research Portfolio
  Social Awareness Stock Portfolio
  Strategic Stock Portfolio
  Travelers Quality Bond Portfolio
  U.S. Government Securities Portfolio
  Utilities Portfolio
WARBURG PINCUS TRUST
  Emerging Markets Portfolio

The contracts and/or some of the funding options may not be available in all states. THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDING OPTIONS. THESE PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


This prospectus provides the information that you should know before investing in the Contract. You can receive additional information about Separate Account Five by requesting a copy of the Statement of Additional Information ("SAI") dated November 18, 1998. The SAI has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183, call (800) 842-8573, or access the SEC's website (http://www.sec.gov). The Table of Contents of the SAI appears in Appendix A of this prospectus.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS INSURANCE COMPANY'S LATEST ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 1997, LATEST QUARTERLY REPORT ON FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 1998, AND LATEST REPORT ON MATERIAL EVENTS AFFECTING THE COMPANY ON FORM 8-K, WHICH CONTAIN ADDITIONAL INFORMATION ABOUT THE COMPANY.


VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.


                       PROSPECTUS DATED NOVEMBER 18, 1998

                               TABLE OF CONTENTS


INDEX OF SPECIAL TERMS................      2
FEE TABLE.............................      3
THE ANNUITY CONTRACT..................      8
Contract Owner Inquiries..............      8
Purchase Payments.....................      8
Conservation Credit...................      8
Accumulation Units....................      8
The Funding Options...................      8
CHARGES AND DEDUCTIONS................     12
General...............................     12
Withdrawal Charge.....................     13
Free Withdrawal Allowance.............     13
Mortality and Expense Risk Charge.....     14
Floor Benefit Charge..................     14
Funding Option Expenses...............     14
Premium Tax...........................     14
Changes in Taxes Based Upon Premium or
  Value...............................     14
OWNERSHIP PROVISIONS..................     15
Types of Ownership....................     15
Beneficiary...........................     15
TRANSFERS.............................     15
Dollar Cost Averaging.................     15
ACCESS TO YOUR MONEY..................     15
Systematic Withdrawals................     16
Managed Distribution Program..........     16
DEATH BENEFIT.........................     16
Death Proceeds Before the Maturity
  Date................................     16
Death Proceeds After the Maturity
  Date................................     17
Payment of Proceeds...................     17
THE ANNUITY PERIOD....................     18
Maturity Date.........................     18
Liquidity Benefit.....................     18
Allocation of Annuity.................     19
Variable Annuity......................     19
Fixed Annuity.........................     19
PAYMENT OPTIONS.......................     20
Election of Options...................     20
Variable Annuitization Floor
  Benefit.............................     20
Annuity Options.......................     20
MISCELLANEOUS CONTRACT PROVISIONS.....     21
Right to Return.......................     21
Termination...........................     21
Required Reports......................     21
Suspension of Payments................     22
Asset Allocation Program..............     22
THE SEPARATE ACCOUNT..................     22
Performance Information...............     22
FEDERAL TAX CONSIDERATIONS............     23
General Taxation of Annuities.........     23
Qualified Contracts...................     23
Penalty Tax for Premature
  Distributions.......................     23
Taxation of Surrenders Under Liquidity
  Feature.............................     24
Ownership of the Investments..........     24
Mandatory Distributions for Qualified
  Plans...............................     24
OTHER INFORMATION.....................     24
The Insurance Company.................     24
Year 2000 Compliance..................     24
Distribution of Variable Annuity
  Contracts...........................     25
Conformity with State and Federal
  Laws................................     25
Voting Rights.........................     25
Legal Proceedings and Opinions........     25
Available Information.................     26
Incorporation of Documents............     26
Financial Statements..................     27
APPENDIX A: Table of Contents of the
  Statement of Additional
  Information.........................    A-1
APPENDIX B: Waiver of Withdrawal
  Charge for Nursing Home
  Confinement.........................    B-1
APPENDIX C: Market Value Adjustment...    C-1


                             INDEX OF SPECIAL TERMS

The following terms are italicized throughout the prospectus. Refer to the page listed for an explanation of each term.





Accumulation Unit.....................      8
Annuitant.............................     15
Annuity Payments......................     18
Annuity Unit..........................      8
Contract Date.........................      8
Contract Owner (You, Your)............     14
Contract Value........................      8
Contract Year.........................      8
Death Report Date.....................     17
Funding Option(s).....................      8
Maturity Date.........................      8
Purchase Payment......................      8
Written Request.......................      8

                                   FEE TABLE
                             SEPARATE ACCOUNT FIVE
--------------------------------------------------------------------------------

CONTRACT OWNER TRANSACTION EXPENSES:

WITHDRAWAL CHARGE (as a percentage of original purchase payment withdrawn):

          LENGTH OF TIME FROM PURCHASE PAYMENT              WITHDRAWAL
                   (NUMBER OF YEARS)                          CHARGE
                           1                                  5%
                           2                                  4%
                           3                                  3%
                           4                                  2%
                           5                                  1%
                    6 and thereafter                          0%


During the annuity period, if you have elected the Liquidity Benefit, a surrender charge of 5% of the amount withdrawn will be assessed. See "Liquidity Benefit."



ANNUAL SEPARATE ACCOUNT CHARGES:

  (as a percentage of the average daily net assets of the Separate Account)

                                                                                OPTIONAL
                                                                STANDARD      DEATH BENEFIT
                                                              DEATH BENEFIT     & CREDIT
       Mortality and Expense Risk Charge....................    .80%            1.25%
       Administrative Expense Charge........................    None             None
                                                                  ----           -------
          Total Separate Account Charges....................    .80%            1.25%


During the annuity period, if you have elected the Floor Benefit, a charge of up to 3.80% or 4.25% may apply. See "Floor Benefit Charge."


FUNDING OPTION EXPENSES:
(as a percentage of average daily net assets of the Funding Option as of December 31, 1997, unless otherwise noted.)


Each of the American Odyssey Funds is listed twice, once with the optional CHART asset allocation fee of .80% reflected, and once without the optional asset allocation fee.



                                             MANAGEMENT                       OTHER         TOTAL ANNUAL
                                                 FEE                        EXPENSES          FUNDING
                                           (AFTER EXPENSES     12B-1     (AFTER EXPENSES       OPTION
              PORTFOLIO NAME               ARE REIMBURSED)     FEES      ARE REIMBURSED)      EXPENSES
---------------------------------------------------------------------------------------------------------
High Yield Bond Trust.....................      0.50%             0%          0.34%            0.84%
Managed Assets Trust......................      0.50%             0%          0.13%            0.63%
Money Market Portfolio....................      0.32%             0%          0.08%(1)         0.40%
AMERICAN ODYSSEY FUNDS, INC.
     Core Equity Fund.....................      0.57%             0%          0.08%(2)         0.65%
     Emerging Opportunities Fund..........      0.60%             0%          0.26%(2)         0.86%
     Global High-Yield Bond Fund..........      0.43%             0%          0.25%(3)         0.68%
     Intermediate-Term Bond Fund..........      0.50%             0%          0.13%(2)         0.63%
     International Equity Fund............      0.65%             0%          0.12%(2)         0.77%
     Long-Term Bond Fund..................      0.50%             0%          0.12%(2)         0.62%
AMERICAN ODYSSEY FUNDS, INC.
  (Includes CHART Asset Allocation Fee of
  0.80%.)
     Core Equity Fund.....................      0.57%             0%          0.88%(2)         1.45%
     Emerging Opportunities Fund..........      0.60%             0%          1.06%(2)         1.66%
     Global High-Yield Bond Fund..........      0.43%             0%          1.05%(3)         1.48%
     Intermediate-Term Bond Fund..........      0.50%             0%          0.93%(2)         1.43%
     International Equity Fund............      0.65%             0%          0.92%(2)         1.57%
     Long-Term Bond Fund..................      0.50%             0%          0.92%(2)         1.42%

                                             MANAGEMENT                       OTHER         TOTAL ANNUAL
                                                 FEE                        EXPENSES          FUNDING
                                           (AFTER EXPENSES     12B-1     (AFTER EXPENSES       OPTION
              PORTFOLIO NAME               ARE REIMBURSED)     FEES      ARE REIMBURSED)      EXPENSES
---------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM FUND, INC.
     REIT Series..........................      0.75%             0%          0.10%(4)         0.85%
     Small Cap Value Series...............      0.75%             0%          0.10%(4)         0.85%
DREYFUS VARIABLE INVESTMENT FUND
     Capital Appreciation Portfolio.......      0.75%             0%          0.05%            0.80%
     Small Cap Portfolio..................      0.75%             0%          0.03%            0.78%
GREENWICH STREET SERIES FUND
     Equity Index Portfolio Class II......      0.21%           .25%          0.09%(5)         0.55%
MONTGOMERY FUNDS III
     Montgomery Variable Series: Growth
       Fund...............................      1.00%             0%          0.25%(6)         1.25%
OCC ACCUMULATION TRUST
     Equity Portfolio.....................      0.80%             0%          0.19%(7)         0.99%
SALOMON BROTHERS VARIABLE SERIES FUNDS,
  INC.
     Salomon Brothers Variable Capital
       Fund...............................      0.85%             0%          0.15%(8)         1.00%
     Salomon Brothers Variable Investors
       Fund...............................      0.70%             0%          0.30%(8)         1.00%
     Salomon Brothers Variable Total
       Return Fund........................      0.80%             0%          0.20%(8)         1.00%
STRONG VARIABLE INSURANCE FUNDS, INC.
     Strong Schafer Value Fund II.........      1.00%             0%          0.20%(9)         1.20%
TRAVELERS SERIES FUND, INC.
     Alliance Growth Portfolio............      0.80%             0%          0.02%(10)        0.82%
     MFS Total Return Portfolio...........      0.80%             0%          0.06%(10)        0.86%
     Putnam Diversified Income
       Portfolio..........................      0.75%             0%          0.13%(10)        0.88%
     Smith Barney High Income Portfolio...      0.60%             0%          0.10%(10)        0.70%
     Smith Barney International Equity
       Portfolio..........................      0.90%             0%          0.11%(10)        1.01%
     Smith Barney Large Capitalization
       Growth Portfolio...................      0.75%             0%          0.25%(11)        1.00%
THE TRAVELERS SERIES TRUST
     Disciplined Mid Cap Stock
       Portfolio..........................      0.70%             0%          0.25%(13)        0.95%
     Disciplined Small Cap Stock
       Portfolio..........................      0.80%             0%          0.20%(12)        1.00%
     Equity Income Portfolio..............      0.75%             0%          0.20%(13)        0.95%
     Federated Stock Portfolio............      0.63%             0%          0.32%(13)        0.95%
     Large Cap Portfolio..................      0.75%             0%          0.20%(13)        0.95%
     Lazard International Stock
       Portfolio..........................      0.83%             0%          0.42%(13)        1.25%
     MFS Mid Cap Growth Portfolio.........      0.80%             0%          0.20%(12)        1.00%
     MFS Research Portfolio...............      0.80%             0%          0.20%(12)        1.00%
     Social Awareness Stock Portfolio.....      0.65%             0%          0.33%            0.98%
     Strategic Stock Portfolio............      0.60%             0%          0.30%(12)        0.90%
     Travelers Quality Bond Portfolio.....      0.32%             0%          0.43%(13)        0.75%
     U.S. Government Securities
       Portfolio..........................      0.32%             0%          0.26%            0.58%
     Utilities Portfolio..................      0.65%             0%          0.41%            1.06%
WARBURG PINCUS TRUST
     Emerging Markets Portfolio...........      0.45%             0%          0.95%(14)        1.40%


NOTES:

The purpose of this Fee Table is to assist Contract Owners in understanding the various costs and expenses that a Contract Owner will bear, directly or indirectly. See "Charges and Deductions" in this prospectus for additional information. Expenses shown do not include premium taxes, which may be applicable. "Other Expenses" include operating costs of the fund. These expenses are reflected in each funding option's net asset value and are not deducted from the account value under the Contract.

 (1) Other Expenses have been restated to reflect the current expense reimbursement arrangement with The Travelers Insurance Company. Travelers has agreed to reimburse the Fund for the amount by which its aggregate expenses (including the management fee, but excluding brokerage commissions, interest charges and taxes) exceeds 0.40%. Without such arrangement, Total Annual Funding Option Expenses would have been 1.39% for the MONEY MARKET PORTFOLIO.



 (2) These fees reflect an expense reimbursement arrangement with the Funds' investment adviser. Without reimbursement, and without the CHART Asset Allocation Fee, Total Annual Funding Option Expenses would have been 0.79% for the INTERNATIONAL EQUITY FUND and 0.67% for the CORE EQUITY FUND. Without reimbursement and with the CHART Fee, Total Annual Funding Option Expenses would have been 1.59% and 1.47%, respectively. The figures After Expense Reimbursement may be greater than the figures Before Expense Reimbursement because of repayments by the Fund to the Manager once the Fund is operating below the expense limitation.



 (3) The Management Fees and Other Expenses for the GLOBAL-HIGH YIELD BOND FUND have been restated to reflect current fees. Prior to May 1, 1998, the Global High Yield Bond Fund was named the "Short-Term Bond Fund" and had a substantially different investment objective and investment program. Information about the Short-Term Bond Fund is unlikely to be helpful to investors in the Global High-Yield Bond Fund.



 (4) The adviser for the DELAWARE REIT SERIES and the DELAWARE SMALL CAP VALUE SERIES has agreed to voluntarily waive its fee and pay the expenses of the Series to the extent that the Series' Total Annual Funding Option Expenses, exclusive of taxes, interest, brokerage commissions and extraordinary expenses, exceed 0.85% of its average daily net assets through October 31, 1998. Without such waiver, the Small Cap Portfolio's total operating expenses would have been 0.90% for the fiscal year ended December 31, 1997. The adviser estimates that, at current asset levels, the Total Annual Funding Option Expenses for the REIT Portfolio would be 1.05% without the voluntary fee waiver. This arrangement will be reviewed by the adviser, and is subject to change at any time.



 (5) Other Expenses have been restated to reflect the current expense reimbursement arrangement whereby the adviser has agreed to reimburse the Portfolio for the amount by which its expenses exceed 0.30%. Without such arrangement, other expenses would have been 0.70%.



 (6) The Manager has agreed to reduce some or all of its management fees if necessary to keep total annual operating expenses for the Growth Fund at or below 1.25% of its average net assets. The Manager may also voluntarily reduce additional amounts to increase the return to investors. Without such reduction by the Manager, the Fund's actual Total Annual Funding Option Expenses would have been 1.97% for the period ended December 31, 1997.



 (7) The Fund's manager has agreed to reimburse the Fund the amount by which its Total Funding Option Expenses (net of any expense offsets) exceeds 1.00% of its average daily net assets. There were no fees waived or expenses reimbursed for the fiscal year ended December 31, 1997.



 (8) The amounts set forth for Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees, legal and accounting fees, printing costs and registration fees. These expenses reflect the voluntary agreement by the Fund's adviser to impose an expense cap for the fiscal year ending December 31, 1998 on the total operating expenses of each Fund (exclusive of taxes, interest and extraordinary expenses such as litigation and indemnification expenses) at the amounts shown in the table through the reimbursement of expenses. Absent such agreement, the ratio of other expenses and Total Annual Funding Option Expenses to the average daily net assets would be 1.91% and 2.61%, respectively, for the INVESTORS FUND; 1.91% and 2.71%, respectively, for the TOTAL RETURN FUND; and 1.91% and 2.76%, respectively, for the CAPITAL FUND.



 (9) Other Expenses are estimated for the current fiscal year. Additionally, these fees reflect a voluntary expense reimbursement arrangement whereby the Portfolio's adviser has voluntarily agreed to cap the Portfolio's total operating expenses at 1.20%. Absent the waiver, the Total Annual Funding Option Expenses would be 2.00%.



(10) Other expenses are as of October 31, 1997 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 1997.



(11) Other Expenses are based on estimates for the current fiscal year ending October 31, 1998. Additionally, these fees reflect a voluntary expense limitation of 1.00% of the Portfolio's average net assets.



(12) Other Expenses are based on estimates for the current fiscal year and will include fees for shareholder services, administrative fees, custodial fees , legal and accounting fees, printing costs and registration fees. Additionally, these fees reflect a voluntary expense reimbursement arrangement by Travelers to reimburse the Portfolios for the amount by which their aggregate total operating expenses exceed 1.00% for the DISCIPLINED SMALL CAP STOCK PORTFOLIO, MFS MID CAP GROWTH PORTFOLIO, MFS RESEARCH PORTFOLIO; and 0.90% for the STRATEGIC STOCK PORTFOLIO. Absent such agreement, the Total Funding Option Expenses for these Portfolios would be 1.78%, 1.96%, 1.53% and 1.62%, respectively.



(13) Other Expenses reflect the current expense reimbursement arrangement with Travelers Insurance Company where Travelers Insurance Company has agreed to reimburse the Portfolios for the amount by which their aggregate expenses (including management fees, but excluding brokerage commissions, interest charges and taxes) exceeds 0.95% (1.25% for the Lazard International Stock Portfolio and 0.75% for the Quality Bond Portfolio). Without such arrangements, the Total Funding Option Expenses for the Portfolios would have been as follows: 1.14% for FEDERATED STOCK PORTFOLIO; 1.90% for EQUITY INCOME PORTFOLIO; 2.65% for LARGE CAP PORTFOLIO; 1.82% for DISCIPLINED MID CAP STOCK PORTFOLIO; 1.76% for LAZARD INTERNATIONAL STOCK PORTFOLIO; and 1.13% for QUALITY BOND PORTFOLIO.



(14) The WARBURG PINCUS EMERGING MARKETS PORTFOLIO'S investment advisor and co-administrator have agreed to limit the Portfolio's Total Funding Option Expenses to 1.40% through December 31, 1998. Absent this waiver of fees, the Portfolio's Management Fees, Other Expenses and Total Funding Option Expenses would equal 1.25%, 0.71% and 1.96%, respectively. The Portfolio's other expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 1998, net of any fee waivers or expense reimbursements.

EXAMPLE*

Assuming a 5% annual return on assets, a $1,000 investment would be subject to the following expenses:

                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

High Yield Bond Trust............. (a)   $67      $ 82      $ 99       $194      $17       $52      $ 89       $194
                                   (b)    71        95       122        242       21        65       112        242
Managed Assets Trust.............. (a)    65        75        88        171       15        45        78        171
                                   (b)    69        89       112        220       19        59       102        220
Money Market Portfolio............ (a)    62        68        76        145       12        38        66        145
                                   (b)    67        82       100        195       17        52        90        195
AMERICAN ODYSSEY FUNDS, INC.(1)
    Core Equity Fund.............. (a)    65        76        89        174       15        46        79        174
                                   (b)    69        90       113        222       19        60       103        222
    Emerging Opportunities Fund... (a)    67        82       100        197       17        52        90        197
                                   (b)    71        96       123        244       21        66       113        244
    Global High-Yield Bond Fund... (a)    65        77        91        177       15        47        81        177
                                   (b)    70        91       114        225       20        61       104        225
    Intermediate-Term Bond Fund... (a)    65        75        88        171       15        45        78        171
                                   (b)    69        89       112        220       19        59       102        220
    International Equity Fund..... (a)    66        80        96        187       16        50        86        187
                                   (b)    71        93       119        235       21        63       109        235
    Long-Term Bond Fund........... (a)    64        75        88        170       14        45        78        170
                                   (b)    69        89       111        219       19        59       101        219
AMERICAN ODYSSEY FUNDS, INC.(2)
    Core Equity Fund.............. (a)    73       100       130        258       23        70       120        258
                                   (b)    77       114       153        303       27        84       143        303
    Emerging Opportunities Fund... (a)    75       107       141        280       25        77       131        280
                                   (b)    79       120       163        323       29        90       153        323
    Global High-Yield Bond Fund... (a)    73       101       132        262       23        71       122        262
                                   (b)    78       115       154        306       28        85       144        306
    Intermediate-Term Bond Fund... (a)    73       100       129        256       23        70       119        256
                                   (b)    77       113       152        301       27        83       142        301
    International Equity Fund..... (a)    74       104       137        271       24        74       127        271
                                   (b)    79       117       159        315       29        87       149        315
    Long-Term Bond Fund........... (a)    73        99       129        255       23        69       119        255
                                   (b)    77       113       151        300       27        83       141        300
DELAWARE GROUP PREMIUM FUND, INC.
    REIT Series................... (a)    67        82       100        195       17        52        90        195
                                   (b)    71        96       123        243       21        66       113        243
    Small Cap Value Series........ (a)    67        82       100        195       17        52        90        195
                                   (b)    71        96       123        243       21        66       113        243
DREYFUS VARIABLE INVESTMENT FUND
    Capital Appreciation
      Portfolio................... (a)    66        80        97        190       16        50        87        190
                                   (b)    71        94       120        238       21        64       110        238
    Small Cap Portfolio........... (a)    66        80        96        188       16        50        86        188
                                   (b)    71        94       119        236       21        64       109        236
GREENWICH STREET SERIES FUND
    Equity Index Portfolio Class
      II.......................... (a)    64        73        84        162       14        43        74        162
                                   (b)    68        87       107        212       18        57        97        212
MONTGOMERY FUNDS III
    Montgomery Variable Series:
      Growth Fund................. (a)    71        94       120        238       21        64       110        238
                                   (b)    75       108       143        284       25        78       133        284
OCC ACCUMULATION TRUST
    Equity Portfolio.............. (a)    68        86       107        211       18        56        97        211
                                   (b)    73       100       130        257       23        70       120        257
SALOMON BROTHERS VARIABLE SERIES
  FUNDS, INC.
    Salomon Brothers Variable
      Capital Fund................ (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Salomon Brothers Variable
      Investors Fund.............. (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Salomon Brothers Variable
      Total Return Fund........... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258

                                                                (A) = STANDARD DEATH BENEFIT
                                                                (B) = OPTIONAL DEATH BENEFIT
                                                                         AND CREDIT
---------------------------------------------------------------------------------------------------------------------
                                          IF CONTRACT IS SURRENDERED AT THE       IF CONTRACT IS NOT SURRENDERED OR
                                                 END OF PERIOD SHOWN             ANNUITIZED AT END OF PERIOD SHOWN:
                                        -------------------------------------   -------------------------------------
    UNDERLYING FUNDING OPTIONS          1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------------------------------------------

STRONG VARIABLE INSURANCE FUNDS,
  INC.
    Strong Schafer Value Fund
      II.......................... (a)   $70      $ 93      $118       $233      $20       $63      $108       $233
                                   (b)    75       106       141        279       25        76       131        279
TRAVELERS SERIES FUND, INC.
    Alliance Growth Portfolio..... (a)    66        81        98        192       16        51        88        192
                                   (b)    71        95       121        240       21        65       111        240
    MFS Total Return Portfolio.... (a)    67        82       100        197       17        52        90        197
                                   (b)    71        96       123        244       21        66       113        244
    Putnam Diversified Income
      Portfolio................... (a)    67        83       101        199       17        53        91        199
                                   (b)    72        97       124        246       22        67       114        246
    Smith Barney High Income
      Portfolio................... (a)    65        77        92        179       15        47        82        179
                                   (b)    70        91       115        227       20        61       105        227
    Smith Barney International
      Equity Portfolio............ (a)    68        87       108        213       18        57        98        213
                                   (b)    73       101       131        260       23        71       121        260
    Smith Barney Large
      Capitalization Growth
      Portfolio................... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
THE TRAVELERS SERIES TRUST
    Disciplined Mid Cap Stock
      Portfolio................... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Disciplined Small Cap Stock
      Portfolio................... (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Equity Income Portfolio....... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Federated Stock Portfolio..... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Large Cap Portfolio........... (a)    68        85       105        206       18        55        95        206
                                   (b)    72        99       128        253       22        69       118        253
    Lazard International Stock
      Portfolio................... (a)    71        94       120        238       21        64       110        238
                                   (b)    75       108       143        284       25        78       133        284
    MFS Mid Cap Growth Portfolio.. (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    MFS Research Portfolio........ (a)    68        87       107        212       18        57        97        212
                                   (b)    73       100       130        258       23        70       120        258
    Social Awareness Stock
      Portfolio................... (a)    68        86       106        209       18        56        96        209
                                   (b)    73       100       129        256       23        70       119        256
    Strategic Stock Portfolio..... (a)    67        84       102        201       17        54        92        201
                                   (b)    72        97       125        248       22        67       115        248
    Travelers Quality Bond
      Portfolio................... (a)    66        79        94        185       16        49        84        185
                                   (b)    70        93       118        233       20        63       108        233
    U.S. Government Securities
      Portfolio................... (a)    64        74        86        166       14        44        76        166
                                   (b)    69        88       109        215       19        58        99        215
    Utilities Portfolio........... (a)    69        88       111        218       19        58       101        218
                                   (b)    73       102       134        265       23        72       124        265
WARBURG PINCUS TRUST
    Emerging Markets Portfolio.... (a)    72        99       128        253       22        69       118        253
                                   (b)    77       112       151        298       27        82       141        298


* The Example should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.
(1)  Reflects expenses that would be incurred for those Contract
     Owners who DO NOT participate in the CHART Asset Allocation program.
(2)  Reflects expenses that would be incurred for those Contract
     Owners who DO participate in the CHART Asset Allocation program.

                              THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

The Traveling Retirement Variable Annuity is a contract between you, the contract owner, and Travelers Insurance Company (called "Us" or the "Company"). Under this Contract, you make purchase payments to us and we credit them to your Contract. The Company promises to pay you an income, in the form of annuity payments, beginning on a future date that you choose, the maturity date. The purchase payments and any applicable credits accumulate tax deferred in the funding option(s) of your choice. The contract owner assumes the risk of gain or loss according to the performance of the funding options. The contract value is the amount of purchase payments, plus any applicable credits, plus or minus any investment experience or interest. The contract value also reflects all prior surrenders made and charges deducted. There is generally no guarantee that at the maturity date the contract value will equal or exceed the total purchase payments made under the Contract, except as noted under the Death Benefit provisions described in this prospectus. The date the contract and its benefits became effective is referred to as the contract date. Each 12 month period following this contract date is called a contract year.



Certain changes and elections must be made in writing to the Company. Where the term "written request" is used, it means that written information must be sent to the Company's Home Office in a form and content satisfactory to Us.



CONTRACT OWNER INQUIRIES



Any questions you have about your Contract should be directed to the Company's Home Office at 1-800-842-9406.


PURCHASE PAYMENTS

The initial purchase payment must be at least $20,000. Additional payments of at least $5,000 may be made under the Contract at any time. Under certain circumstances, we may waive the minimum purchase payment requirement. Purchase payments over $1,000,000 may be made with our prior consent.


We will apply the initial purchase payment within two business days after we receive it at our Home Office in good order. Subsequent purchase payments received in good order will be credited to a Contract within one business day. Our business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.



If the Optional Death Benefit is selected, we will add a credit to your Contract with each purchase payment. Each credit is added to the contract value when the applicable purchase payment is applied, and will equal 2% of each purchase payment. These credits are applied pro rata to the same funding options to which your purchase payment was applied.


CONSERVATION CREDIT


If you are purchasing this Contract with funds which originate from another contract issued by Us or Our affiliate, you may receive a conservation credit to your purchase payments. If applied, the amount of such credit will be determined by Us.


ACCUMULATION UNITS

An accumulation unit is used to calculate the value of a Contract. An accumulation unit works like a share of a mutual fund. Each funding option has a corresponding accumulation unit value. The accumulation units are valued each business day and may increase or decrease from day to day. The number of accumulation units we will credit to your Contract once we receive a purchase payment is determined by dividing the amount directed to each funding option by the value of the accumulation unit. We calculate the value of an accumulation unit for each funding option each day after the New York Stock Exchange closes. After the value is calculated, your Contract is credited. During the annuity period (i.e., after the maturity date), you are credited with annuity units.

THE FUNDING OPTIONS

You choose which of the following funding options, to have your purchase payments allocated to. These funding options are subsections of the Separate Account which invest in the underlying mutual funds which support the funding options. You will find detailed information about the options and their inherent risks in the current prospectuses for the funding options which must accompany this prospectus. You are not investing directly in the underlying mutual funds, but only through the Separate Account. Since each option has varying degrees of risk, please read the prospectuses carefully before investing. Additional copies of the prospectuses may be obtained by contacting your registered representative or by calling 1-800-842-9406.

The current funding options are listed below, along with their investment advisers and any subadviser:

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
High Yield Bond Trust                Seeks generous income. The assets of the High  TAMIC
                                     Yield Bond Trust will be invested in bonds
                                     which, as a class, sell at discounts from par
                                     value and are typically high risk securities.
Managed Assets Trust                 Seeks high total investment return through a   TAMIC
                                     fully managed investment policy in a           Subadviser: Travelers
                                     portfolio of equity, debt and convertible      Investment Management Company
                                     securities.                                    ("TIMCO")
Money Market Portfolio               Seeks high current income from short-term      TAMIC
(formerly "Cash Income Trust")       money market instruments while preserving
                                     capital and maintaining a high degree of
                                     liquidity.
AMERICAN ODYSSEY FUNDS, INC.
  Core Equity Fund                   Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of well-  Management, Inc.
                                     established companies.                         Subadviser: Equinox Capital
                                                                                    Management, Inc.
  Emerging Opportunities Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     small, rapidly growing companies.              Subadviser: Cowen Asset
                                                                                    Management and Chartwell
                                                                                    Investment Partners
  Global High-Yield Bond Fund        Seeks maximum long-term total return (capital  American Odyssey Funds
                                     appreciation and income) by investing          Management, Inc.
                                     primarily in high-yield debt securities from   Subadviser: BEA Associates
                                     the United States and abroad.
  Intermediate-Term Bond Fund        Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in intermediate-term       Management, Inc.
                                     corporate debt securities, U.S. government     Subadviser: TAMIC
                                     securities, mortgage-related securities and
                                     asset-backed securities, as well as money
                                     market instruments.
  International Equity Fund          Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in common stocks of        Management, Inc.
                                     established non-U.S. companies.                Subadviser: Bank of Ireland
                                                                                    Asset Management (U.S.) Limited
  Long-Term Bond Fund                Seeks maximum long-term total return by        American Odyssey Funds
                                     investing primarily in long-term corporate     Management, Inc.
                                     debt securities, U.S. government securities,   Subadviser: Western Asset
                                     mortgage-related securities, and asset-backed  Management Company securities, as well as money market
                                     instruments.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
DELAWARE GROUP PREMIUM
FUND, INC.
  REIT Series                        Seeks maximum long-term total return by        Delaware Management Company,
                                     investing in securities of companies           Inc.
                                     primarily engaged in the real estate           Subadviser: Lincoln Investment
                                     industry.                                      Management, Inc.
DELAWARE GROUP PREMIUM
FUND, INC., (CONT.)
  Small Cap Value Series             Seeks capital appreciation by investing        Delaware Management Company,
                                     primarily in common stocks whose market        Inc.
                                     values appear low relative to their
                                     underlying value or future potential.
DREYFUS VARIABLE
INVESTMENT FUND
  Capital Appreciation Portfolio     Seeks primarily to provide long-term capital   The Dreyfus Corporation
                                     growth consistent with the preservation of     Subadviser: Fayez Sarofim & Co.
                                     capital; current income is a secondary         ("Sarofim")
                                     investment objective. The portfolio invests
                                     primarily in the common stocks of domestic
                                     and foreign issuers.
  Small Cap Portfolio                Seeks to maximize capital appreciation.        The Dreyfus Corporation
GREENWICH STREET SERIES FUND
  Equity Index Portfolio             Seeks to replicate, before deduction of        TIMCO
  Class II(1)                        expenses, the total return performance of the
                                     S&P 500 Index.
MONTGOMERY FUNDS III
  Montgomery Variable Series:        Seeks capital appreciation. Under normal       Montgomery Asset Management
  Growth Fund                        conditions, it invests at least 65% of its
                                     assets in equity securities.
OCC ACCUMULATION TRUST               Seeks long-term capital appreciation through   Op Cap Advisors
  Equity Portfolio                   investment in a diversified portfolio of
                                     equity securities selected on the basis of a
                                     value oriented approach to investing.
SALOMON BROTHERS VARIABLE
SERIES FUND, INC.
  Salomon Brothers Variable          Seeks above-average income (compared to a      Salomon Brothers Asset
  Total Return Fund                  portfolio invested entirely in equity          Management ("SBAM")
                                     securities). Secondarily, seeks opportunities
                                     for growth of capital and income.
  Salomon Brothers Variable          Seeks long-term growth of capital. Current     SBAM
  Investors Fund                     income is a secondary objective.
  Salomon Brothers Variable          Seeks capital appreciation through             SBAM
  Capital Fund                       investments primarily in common stock, or
                                     securities convertible to common stocks,
                                     which are believed to have above-average
                                     price appreciation potential and which may
                                     also involve above-average risk.
STRONG VARIABLE INSURANCE
FUNDS, INC.
  Strong Shafer Value                Seeks primarily long-term capital              Strong Capital Management, Inc.
  Fund II                            appreciation. Current income is a secondary    Subadviser: Shafer Capital
                                     objective when selecting investments.          Management, Inc.

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND, INC.
  Alliance Growth Portfolio          Seeks long-term growth of capital by           Travelers Investment Adviser
                                     investing predominantly in equity securities   ("TIA")
                                     of companies with a favorable outlook for      Subadviser: Alliance Capital
                                     earnings and whose rate of growth is expected  Management L.P.
                                     to exceed that of the U.S. economy over time.
                                     Current income is only an incidental
                                     consideration.
  MFS Total Return Portfolio         Seeks to obtain above-average income           TIA
                                     (compared to a portfolio entirely invested in  Subadviser: Massachusetts
                                     equity securities) consistent with the         Financial Services Company
                                     prudent employment of capital. Generally, at   ("MFS")
                                     least 40% of the Portfolio's assets will be
                                     invested in equity securities.
TRAVELERS SERIES FUND, INC.,
(CONT.)
  Putman Diversified Income          Seeks high current income consistent with      TIA
  Portfolio                          preservation of capital. The Portfolio will    Subadviser: Putnam Investment
                                     allocate its investments among the U.S.        Management, Inc.
                                     Government Sector, the High Yield Sector, and
                                     the International Sector of the fixed income
                                     securities markets.
  Smith Barney High Income           Seeks high current income. Capital             Mutual Management
  Portfolio                          appreciation is a secondary objective. The     Corporation ("MMC") (formerly
                                     Portfolio will invest at least 65% of its      Smith Barney Mutual Fund
                                     assets in high-yielding corporate debt         Management, Inc.)
                                     obligations and preferred stock.
  Smith Barney International         Seeks total return on assets from growth of    MMC
  Equity Portfolio                   capital and income by investing at least 65%
                                     of its assets in a diversified portfolio of
                                     equity securities of established non-U.S.
                                     issuers.
  Smith Barney Large                 Seeks long-term growth of capital by           MMC
  Capitalization Growth Portfolio    investing in equity securities of companies
                                     with large market capitalizations.
TRAVELERS SERIES TRUST
  Disciplined Mid Cap                Seeks growth of capital by investing           TAMIC
  Stock Fund                         primarily in a broadly diversified portfolio   Subadviser: TIMCO
                                     of common stocks.
  Disciplined Small Cap Fund         Seeks long term capital appreciation by        TAMIC
                                     investing primarily (at least 65% of its       Subadviser: TIMCO
                                     total assets) in the common stocks of U.S.
                                     Companies with relatively small market
                                     capitalizations at the time of investment.
  Equity Income Portfolio            Seeks reasonable income by investing at least  TAMIC
                                     65% in income-producing equity securities.     Subadviser: Fidelity Management
                                     The balance may be invested in all types of    & Research Company
                                     domestic and foreign securities, including
                                     bonds. The Portfolio seeks to achieve a yield
                                     that exceeds that of the securities
                                     comprising the S&P 500. The Subadviser also
                                     considers the potential for capital
                                     appreciation.
  Federated Stock Portfolio          Seeks growth of income and capital by          TAMIC
                                     investing principally in a professionally      Subadviser: Federated
                                     managed and diversified portfolio of common    Investment Counseling, Inc.
                                     stock of high-quality companies (i.e.,
                                     leaders in their industries and characterized
                                     by sound management and the ability to
                                     finance expected growth).

          FUNDING OPTION                         INVESTMENT OBJECTIVE               INVESTMENT ADVISER/SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------
  Large Cap Portfolio                Seeks long-term growth of capital by           TAMIC
                                     investing primarily in equity securities of    Subadviser: Fidelity Management
                                     companies with large market capitalizations.   & Research Company
  Lazard International Stock         Seeks capital appreciation by investing        TAMIC
  Portfolio                          primarily in the equity securities of          Subadviser: Lazard Asset
                                     non-United States companies (i.e.,             Management
                                     incorporated or organized outside the United
                                     States).
  MFS Mid Cap Growth                 Seeks to obtain long term growth of capital    TAMIC
  Portfolio                          by investing, under normal market conditions,  Subadviser: MFS at least 65% of its total assets in equity
                                     securities of companies with medium market
                                     capitalization which the investment adviser
                                     believes have above-average growth potential.
TRAVELERS SERIES TRUST,
(CONT.)
  MFS Research Portfolio             Seeks to provide long-term growth of capital   TAMIC
                                     and future income.                             Subadviser: MFS
  Social Awareness Stock             Seeks long-term capital appreciation and       MMC
  Portfolio                          retention of net investment income by
                                     selecting investments, primarily common
                                     stocks, which meet the social criteria
                                     established for the Portfolio. Social
                                     criteria currently excludes companies that
                                     derive a significant portion of their
                                     revenues from the production of tobacco,
                                     tobacco products, alcohol, or military
                                     defense systems, or in the provision of
                                     military defense related services or gambling
                                     services.
  Strategic Stock Portfolio          Seeks to provide an above-average total        TAMIC
                                     return through a combination of potential      Subadviser: TIMCO
                                     capital appreciation and dividend income by
                                     investing primarily in high dividend yield
                                     stocks periodically selected from the
                                     companies included in (i) the Dow Jones
                                     Industrial Average and (ii) the Standard &
                                     Poor's 100 Stock Index.
  Travelers Quality Bond             Seeks current income, moderate capital         TAMIC
  Portfolio(1)                       volatility and total return.
  U.S. Government                    Seeks to select investments from the point of  TAMIC
  Securities Portfolio(1)            view of an investor concerned primarily with
                                     highest credit quality, current income and
                                     total return. The assets of the U.S.
                                     Government Securities Portfolio will be
                                     invested in direct obligations of the United
                                     States, its agencies and instrumentalities.
  Utilities Portfolio                Seeks to provide current income by investing   MMC
                                     in equity and debt securities of companies in
                                     the utility industries.
WARBURG PINCUS TRUST
  Emerging Markets Portfolio         Seeks long-term growth of capital by           Warburg Pincus Asset
                                     investing primarily in equity securities of    Management, Inc.
                                     non-U.S. issuers consisting of companies in
                                     emerging market securities.


(1) Currently available under Variable Annuitization Floor Benefit.

An asset allocation program is available for certain funding options under the Contract. See "Asset Allocation Advice."


SUBSTITUTIONS AND ADDITIONS



If any of the funding options become unavailable for allocating purchase payments or if we believe that further investment in a funding option is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any applicable state and SEC approval. From time to time we may make new funding options available.


                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL


We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include: the ability for you to make withdrawals and surrenders under the Contracts; the death benefit paid on the death of the annuitant, the available funding options and related programs, including dollar-cost averaging, portfolio rebalancing, and managed distribution program; administration of the annuity options available under the Contracts; and the distribution of various reports to contract owners. Costs and expenses we incur include those associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts, sales and marketing expenses, and other costs of doing business. Risks we assume include the risks that annuitants may live longer than estimated when the annuity factors under the Contracts were established, and that the amount of the death benefit will be greater than the contract value. We may also deduct a charge for taxes.


Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

WITHDRAWAL CHARGE

No sales charges are deducted from purchase payments when they are applied under the Contract. However, a withdrawal charge will be deducted if any or all of the contract value is withdrawn during the first five years following a purchase payment. The length of time from when we receive the purchase payment to the time of withdrawal determines the amount of the charge.

The withdrawal charge is equal to a percentage of the amount of purchase payments, plus any credits applied, which are withdrawn from the Contract and is calculated as follows:

    LENGTH OF TIME FROM
      PURCHASE PAYMENT                  WITHDRAWAL
     (NUMBER OF YEARS)                    CHARGE
             1                              5%
             2                              4%
             3                              3%
             4                              2%
             5                              1%
      6 and thereafter                      0%

For purposes of the withdrawal charge calculation, withdrawals will be deemed to be taken first from (a) any purchase payments and associated credits to which no withdrawal charge applies; (b) next from any remaining free withdrawal amount (as described below) after the reduction by the amount of (a); (c) next from remaining purchase payments and associated credits (on a first-in, first-out basis); and then (d) from contract earnings (in excess of any free withdrawal amount). Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.


Where permitted by state law, we will not deduct a withdrawal charge (1) from payments we make due to the death of the annuitant; (2) if an annuity payout, other than under the Liquidity Benefit Option, (see "Liquidity Benefit") has begun; (3) if an income option of at least ten years' duration is elected; (4) from amounts withdrawn which are deposited to other contracts issued by Us or our affiliate (subject to Our approval); (5) if withdrawals are taken under our Managed

Distribution Program, if elected by you (see "Access to Your Money"); or (6) if you are confined to an Eligible Nursing Home, as described in Appendix B.

FREE WITHDRAWAL ALLOWANCE

There is a 20% free withdrawal allowance available each year. During the first contract year, the available withdrawal amount will be 20% of the initial purchase payment. After the first contract year, the available withdrawal amount will be calculated as of the end of the previous contract year. The free withdrawal allowance applies to partial withdrawals and to full withdrawals, except those transferred directly to annuity contracts issued by other financial institutions. In Washington state, the free withdrawal provision applies to all withdrawals.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, the Company deducts a mortality and expense risk charge. The deduction is reflected in our calculation of accumulation and annuity unit values. For the Standard Death Benefit, this charge equals, on an annual basis,
 .80% of the amounts held in each funding option. For the Optional Death Benefit and Credit, the charge equals on an annual basis, 1.25%. We reserve the right to lower the charge at any time.


FLOOR BENEFIT/LIQUIDITY BENEFIT CHARGES



If the Variable Annuitization Floor Benefit is selected, a charge is deducted upon election of this benefit. This charge compensates us for guaranteeing a minimum variable annuity payment regardless of the performance of the funding options selected by you. This charge will vary based upon market conditions, but will never increase your annual separate account charge by more than 3%. The charge will be set at the time of election, and will remain level throughout the term of annuitization. If the Liquidity Benefit is selected, there is a surrender charge of 5% of the amount withdrawn. Please refer to "The Annuity Period" for a description of these benefits.



CHART ASSET ALLOCATION PROGRAM CHARGES



Under the CHART Program, purchase payments and cash values are allocated among the specified asset allocation funds. The charge for this advisory service is equal to a maximum of .80% of the assets subject to the CHART Program. The CHART Program fee will be paid by quarterly withdrawals from the cash values allocated to the asset allocation funds. The Company will not treat these withdrawals as taxable distributions. Please refer to "Miscellaneous Contract Provisions" for further information.


FUNDING OPTION EXPENSES

The deductions from and expenses paid out of the assets of the various funding options are summarized in the fee table and are described in the accompanying prospectuses.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. Where required, the Company will deduct any applicable premium taxes from the contract value either upon death, surrender, annuitization, or at the time purchase payments are made to the Contract, but no earlier than when the Company has a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the contract, we reserve the right to charge you proportionately for this tax.

                              OWNERSHIP PROVISIONS
--------------------------------------------------------------------------------

TYPES OF OWNERSHIP


Contract owner (you). The Contract belongs to the contract owner named in the Contract (on the Specifications page). The annuitant is the individual upon whose life the maturity date and the amount of monthly annuity payments depend. Because this is a qualified contract, the contract owner and the annuitant must always be the same person. You have sole power to exercise any rights and to receive all benefits given in the contract provided you have not named an irrevocable beneficiary.



Beneficiary. The beneficiary is named by you in a written request. The beneficiary has the right to receive any remaining contractual benefits upon your death. If more than one beneficiary survives the annuitant, they will share equally in benefits unless different shares are recorded with the Company by written request before your death.


Unless an irrevocable beneficiary has been named, you have the right to change any beneficiary by written request and while the Contract continues.

                                   TRANSFERS
--------------------------------------------------------------------------------


Up to 30 days before the maturity date, you may transfer all or part of the contract value between funding options. Transfers are made at the value(s) next determined after we receive your request at the Home Office. There are no charges or restrictions on the amount or frequency of transfers currently; however, we reserve the right to charge a per-transfer fee on transfers exceeding 12 per year, and, to limit the number of transfers. We will always allow at least one transfer in any six-month period. Since different funding options have different expenses, a transfer of contract values from one funding option to another could result in your investment becoming subject to higher or lower expenses. After the maturity date, you may also make transfers between funding options.


DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis so that more accumulation units are purchased in a funding option if the cost per unit is low and less accumulation units are purchased if the cost per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run.

You may elect automated transfers through written request or other method acceptable to the Company. (For Contracts issued in New York, the election must be made in writing.) You must have a minimum total Contract Value of $5,000 to enroll in the Dollar Cost Averaging program. The minimum total automated transfer amount is $100.

You may start or stop participation in the Dollar Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. All provisions and terms of the Contract apply to automated transfers, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

                              ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

Any time before the maturity date, you may redeem all or any portion of the contract value, less any premium tax not previously deducted. You must submit a written request specifying the funding option(s) from which amounts are to be withdrawn. If no funding options are specified, the withdrawal will be made on a pro rata basis. The contract value will be determined as of the close of business after we receive your surrender request at the Home Office. The value may be more or less than the purchase payments made depending on the contract value at the time of surrender.

We may defer payment of any cash surrender value (that is, contract value, less charges for surrender and any premium taxes due) for a period of up to seven days after the written request is received, but it is our intent to pay as soon as possible. We cannot process requests for withdrawal that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We also provide access to your money during the annuitization period, which is discussed in detail in the "Annuity Period" section of this prospectus.

SYSTEMATIC WITHDRAWALS

Before the maturity date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. Any applicable withdrawal charges (in excess of the free withdrawal allowance) and any applicable premium taxes will be deducted. To elect systematic withdrawals, you must have a contract value of at least $15,000. We will surrender accumulation units from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but at least 30 days' notice must be given to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to contract owners (where allowed by state law).


Each systematic withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be imposed on systematic withdrawals if the contract owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.


MANAGED DISTRIBUTION PROGRAM. Under the Systematic Withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct the Company to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the 20% free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

DEATH PROCEEDS BEFORE THE MATURITY DATE

The person chosen as the beneficiary will receive a death benefit upon the first death of any owner or the annuitant before the maturity date. You may select either the Standard Death Benefit or the Optional Death Benefit and Credit at the time of purchase:

STANDARD DEATH BENEFIT:


------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Before age 80                Greater of:
                              (1) contract value, or
                              (2) total purchase payments less any withdrawals (and
                              related charges).
------------------------------------------------------------------------------------------
 On or after age 80           Contract value.
------------------------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT AND CREDIT


The Optional Death Benefit and Credit varies depending on the Annuitant's age on the Contract Date.


------------------------------------------------------------------------------------------
    ANNUITANT'S AGE                              DEATH BENEFIT PAYABLE
  ON THE CONTRACT DATE                  (CALCULATED AS OF THE DEATH REPORT DATE)
------------------------------------------------------------------------------------------
 Under Age 70                 IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) contract value;
                              (2)
                              total purchase payments, less any withdrawals (and related charges), or
                              (3) maximum Step Up death benefit value (described below)
                              associated with contract date anniversaries beginning with the 5th, and ending with the last before the annuitant's
                                  76th birthday.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
 Age 70-75                    IF NOTIFIED WITHIN 6 MONTHS OF THE DEATH: Greatest of:
                              (1) above,
                              (2) above, or
                              (3) the Step Up death benefit value (described below)
                              associated with the 5th contract date anniversary.
                              IF NOTIFIED 6 MONTHS OR MORE AFTER THE DEATH: Contract Value
                              (unless prohibited by state law)
------------------------------------------------------------------------------------------
 Age 76-80                    Greater of (1) or (2) above.
------------------------------------------------------------------------------------------
 Age over 80                  The contract value.
------------------------------------------------------------------------------------------


All death benefit values described above are calculated at the close of business on the date the Company received due proof of death and written distribution instructions (the death report date). The amounts will be reduced by any applicable premium taxes due and any outstanding loans.

STEP-UP DEATH BENEFIT VALUE


A separate Step-Up death benefit value will be established on the fifth contract date anniversary, and on each subsequent contract date anniversary on or before the death report date and will initially equal the contract value on that anniversary. After a Step-Up death benefit value has been established, it will be recalculated each time a purchase payment is made or a partial surrender is taken until the death report date. Step-Up death benefit values will be recalculated by increasing them by the amount of each applicable purchase payment and by reducing them by a Partial Surrender Reduction (as described below) for each applicable partial surrender. Recalculations of Step-Up death benefit values related to any purchase payments or any partial surrenders will be made in the order that such purchase payments or partial surrenders occur.


The Partial Surrender Reduction referenced above is equal to:

        (1) the amount of a Step-Up death benefit value immediately prior to the reduction for the partial surrender, multiplied by

        (2) the amount of the partial surrender divided by the contract value immediately prior to the partial surrender.

DEATH PROCEEDS AFTER THE MATURITY DATE

If the death of the annuitant occurs on or after the maturity date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds is described below. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

The Company will pay the proceeds to the beneficiary(ies), or if none, to the contract owner's estate.

                               THE ANNUITY PERIOD
--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular income payments (annuity payments). You can choose the month and the year in which those payments begin (maturity date). While the annuitant is alive, you can change your selection any time up to 30 days prior the maturity date. Annuity payments will begin on the maturity date requested by you unless the Contract has been fully surrendered or the proceeds have been paid to the beneficiary before that date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; or (c) for the joint lifetime of the annuitant and another person, and thereafter during the lifetime of the survivor or (d) for a number of payments assured. We may require proof that the annuitant is alive before annuity payments are made.


You may annuitize your contract immediately after purchase, or select a later maturity date. Unless you elect otherwise, the maturity date will be the later of the annuitant's 90th birthday, or ten years after the effective date of the Contract. In certain states, the maturity date elected may not be later than the annuitant's 90th birthday.



Certain annuity options taken at the maturity date may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. Depending on your plan, these mandatory distribution requirements take effect generally upon either the later of the contract owner's attainment of age 70 1/2 or year of retirement; or the death of the contract owner. Please refer to the optional, no-cost Managed Distribution Program described in the "Access to Your Money" section of this prospectus. Independent tax advice should be sought regarding the election of minimum required distributions.


LIQUIDITY BENEFIT


Additionally, if you have selected any period certain option, you may elect to surrender a payment equal to a portion or all of the present value of the remaining period certain payments any time after the first contract year. There is a surrender charge of 5% of the amount withdrawn under this option.



For variable annuity payments, the interest rate used to calculate the present value is the Assumed Net Investment Factor, as shown in your Contract. If you request a portion of the total amount available, your remaining payments for the period certain will be reduced by that percentage. After the period certain expires, your payments will increase to the level they would have been had no liquidation taken place.



For fixed annuity payments, we calculate the present value of the remaining period certain payments using a current interest rate. This interest rate is the current rate of return offered by Us on new annuitizations for the amount of time remaining in the certain period annuity option. If you request a percentage of the total amount available, your remaining payments for the period chosen will be reduced by that percentage. After the certain period expires, your remaining payments will increase back to the level they would have been as if no certain liquidation had taken place.



The market value adjustment formula for calculating the present value described above for fixed annuity payments is as follows:


              Present Value =LOGO[Payment(s) X (1/1 + iC)(t/365)]

Where

iC   =    the interest rate described above
n    =    the number of payments remaining in the contract owner's
          certain period at the time of request for this benefit
t    =    number of days remaining until that payment is made,
          adjusting for leap years.

See Appendix C for examples of this market value adjustment.

ALLOCATION OF ANNUITY


If, at the time annuity payments begin, no election has been made to the contrary, the cash surrender value will be applied to provide an annuity funded by the same investment options selected during the accumulation period. At least 30 days before the maturity date, you may transfer the contract value among the funding options in order to change the basis on which annuity payments will be determined. (See "Transfers.")



ANNUITIZATION CREDIT. This credit is applied to the contract value used to purchase one of the Annuity Options described below. The credit equals 0.5% of your contract value if you annuitize during contract years 2-5, 1% during contract years 6-10, and 2% after contract year 10. There is no credit applied to contracts held less than 1 year.



VARIABLE ANNUITY



You may choose an annuity payout that fluctuates depending on the investment experience of the variable funding options. The number of annuity units credited to the Contract is determined by dividing the first monthly annuity payment attributable to each funding option by the corresponding unit value as of 14 days before the date annuity payments begin. An annuity unit is used to measure the dollar value of an annuity payment. The number of annuity units (but not their value) remains fixed during the annuity period.



DETERMINATION OF FIRST ANNUITY PAYMENT. The Contract contains tables used to determine the first monthly annuity payment. The amount applied to effect a variable annuity will be the value of the funding options as of 14 days before the date annuity payments begin less any applicable premium taxes not previously deducted.



The amount of the first monthly payment depends on the annuity option and assumed net investment factor elected. At the time of annuitization, you may choose between an Assumed Net Investment Factor ("ANIF") of 3% or 5%. An ANIF of 5% will result in higher initial payments, while the 3% ANIF provides payments which increase more quickly. A formula for determining the adjusted age is contained in the Contract. The total first monthly annuity payment is determined by multiplying the benefit per $1,000 of value shown in the applicable tables of the Contract by the number of thousands of dollars of value of the Contract applied to that annuity option. The Company reserves the right to require satisfactory proof of age of any person on whose life annuity payments are based before making the first payment under any of the settlement options. If it would produce a larger payment, the first variable annuity payment will be determined using the Variable Life Annuity Tables in effect on the maturity date.


DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of the second and subsequent annuity payments is not predetermined and may change from month to month based on the investment experience of the applicable funding option. The total amount of each annuity payment will be equal to the sum of the basic payments in each funding option. The actual amounts of these payments are determined by multiplying the number of annuity units credited to each funding option by the corresponding annuity unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments which do not vary during the annuity period. We will calculate the dollar amount of the first fixed annuity payment as described under "Variable Annuity," except that the amount applied to effect the annuity will be determined as of the date annuity payments begin. If it would produce a larger payment, the first fixed annuity payment will be determined using the Fixed Life Annuity Tables in effect on the maturity date.

If you have elected the Increasing Benefit Option, the payments will be calculated as above, however, the initial payment will be less than that reflected in the table and the subsequent payments will be increased by the percentage you elected.

                                PAYMENT OPTIONS
--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the annuitant is alive, you can change your annuity option selection any time up to the maturity date. Once annuity payments have begun, no further elections are allowed.


During the annuitant's lifetime, if you do not elect otherwise before the maturity date, we will pay you (or another designated payee) the first of a series of fixed monthly annuity payments based on the life of the annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain contracts, Annuity Option 4 (Joint and Last Survivor Joint Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the contract.


The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the contract value in a lump-sum.


On the maturity date, we will pay the amount due under the Contract as described above. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the annuitant must be made by the contract owner.


VARIABLE ANNUITIZATION FLOOR BENEFIT. This benefit may not be available, or may only be available under certain annuity options, if we determine the market conditions so dictate. If available, the Company will guarantee that, regardless of the performance of the funding options selected by you, your annuity payments will never be less than a certain percentage of your first annuity payment. This percentage will vary depending on market conditions, but will never be less than 50%. You may not elect this benefit if you are over age 80. Additionally, you must select from certain funds available under this guarantee. Currently, these funds are the Equity Index Portfolio Class II, the Travelers Quality Bond Portfolio, and the U.S. Government Securities Portfolio. We may, at our discretion increase or decrease the number of funds available under this benefit. This benefit is not currently available under Option 5. The benefit is not available with the 5% assumed net investment factor under any option. If you select this benefit, you may not elect to liquidate any portion of your contract.


There is a charge for this guarantee, which will begin upon election of this benefit. This charge will vary based upon market conditions, and will be established at the time the benefit is elected. Once established, the charge will remain level throughout the remainder of the annuitization, and will never increase your annual separate account charge by more than 3% per year.


We reserve the right to restrict the amount of contract value to be annuitized under this benefit.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, all or any part of the contract value may be paid under one or more of the following annuity options. We may offer additional options. Options 1-5 below may be applied to either a Fixed or Variable Annuity.

INCREASING BENEFIT OPTION. For Fixed Annuities, the annuity payment you receive may be either level (except after death of Primary Payee in Option 4) or increasing. If increasing payments are elected, the initial payment will be less than the corresponding level payment for the same annuity option, but your payments will increase on each contract date anniversary by a percentage chosen by you. You may choose a whole number from 1 to 4%.

Option 1 -- Life Annuity -- No Refund. The Company will make annuity payments during the lifetime of the annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly annuity payments during the lifetime of the annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular annuity payments during the lifetime of the annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make annuity payments during the lifetimes of the annuitant and a second person. One will be designated the primary payee, the other will be designated the secondary payee. On the death of the secondary payee, the Company will continue to make monthly annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make annuity payments to the secondary payee in an amount equal to 50% of the payments which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payment for a Fixed Period. The Company will make monthly payments for the period selected.

                       MISCELLANEOUS CONTRACT PROVISIONS
--------------------------------------------------------------------------------

RIGHT TO RETURN


You may return the Contract within ten days after you receive it for a full refund of the purchase payment less any applicable credits applied. Where state law requires a longer period or other variations of this provision, the Company will comply. Refer to your Contract for any state-specific information.


TERMINATION

You do not need to make any purchase payments after the first to keep the Contract in effect. However, we reserve the right to terminate the Contract on any business day if the contract value as of that date is less than $2,000 and no purchase payments have been made for at least two years, unless otherwise specified by state law. Termination will not occur until 31 days after the Company has mailed notice of termination to the contract owner's last known address and to any assignee of record. If the Contract is terminated, we will pay you the contract value, less any applicable contract or premium tax charges.

REQUIRED REPORTS

As often as required by law, but at least once in each contract year before the due date of the first annuity payment, we will furnish a report showing the number of accumulation units credited to the Contract and the corresponding accumulation unit value(s) as of the date of the report for each funding option to which the contract owner has allocated amounts during the applicable period. The Company will keep all records required under federal or state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in the Separate Account may not reasonably occur or so that the Company may not reasonably determine the value the Separate

Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.


ASSET ALLOCATION ADVICE



Owners may elect to enter into a separate advisory agreement with Copeland Financial Services, Inc. ("Copeland"), an affiliate of the Company, if the program is available. For a fee, Copeland provides asset allocation advice under its CHART program, which is fully described in a separate disclosure statement. The CHART Program may not be available in all marketing programs through which this Contract is sold.


                              THE SEPARATE ACCOUNT
--------------------------------------------------------------------------------

The Travelers Separate Account Five For Variable Annuities ("Separate Account Five") was established on June 8, 1998 and is registered with the SEC as a unit investment trust (separate account) under the Investment Company Act of 1940, as amended (the "1940 Act"). The assets of Separate Account Five will be invested exclusively in the shares of the variable funding options.

The assets of Separate Account Five are held for the exclusive benefit of the owners of this separate account, according to the laws of Connecticut. The assets held by Separate Account Five are not chargeable with liabilities arising out of any other business which the Company may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to Separate Account Five. All such income and/or distributions are reinvested in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

PERFORMANCE INFORMATION

From time to time, we may advertise several types of historical performance for the Contract's funding options. We may advertise the "standardized average annual total returns" of the funding option, calculated in a manner prescribed by the SEC, as well as the "nonstandardized total return," as described below. Specific examples of the performance information appear in the SAI.

STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the funding option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the funding option has been in existence, if less. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). Each quotation assumes a total redemption at the end of each period.

NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the funding options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. The withdrawal charge is not reflected because the contract is designed for long-term investment.

For underlying funds that were in existence prior to the date they became available under the Separate Account, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such underlying funds would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance.

GENERAL Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of the Separate Account and the variable funding options.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. For your information, a more detailed tax discussion is contained in the SAI.

GENERAL TAXATION OF ANNUITIES


Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (Code) governs how this money is ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. This contract is intended primarily for use as a qualified annuity, therefore this tax discussion will be limited to such contracts.


QUALIFIED CONTRACTS

If you purchase an annuity contract with proceeds of an eligible rollover distribution from any pension plan, specially sponsored program, or individual retirement annuity (IRA) with pre-tax dollars, your contract is referred to as a qualified contract. Some examples of qualified contracts are: IRAs, 403(b) annuities, pension and profit-sharing plans (including 401(k) plans), Keogh Plans, and certain other qualified deferred compensation plans.

Under a qualified annuity, since amounts paid into the contract have not yet been taxed, the full amount of all distributions, including lump-sum withdrawals and annuity payments, are taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or contract. The Contract is available as a vehicle for IRA rollovers and for other qualified contracts. There are special rules which govern the taxation of qualified contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. We have provided a more complete discussion in the SAI.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the contract owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the contract owner. Other exceptions may be available in certain qualified plans.

TAXATION OF SURRENDERS UNDER LIQUIDITY FEATURE


As discussed above, no taxable income is recognized prior to the distribution of proceeds to the Contract Owner. The Liquidity Benefit available under this Contract is a distribution under the Code, and is therefore subject to ordinary income tax as well as the penalty tax for premature distributions, if applicable.

OWNERSHIP OF THE INVESTMENTS

Assets in the separate accounts, also referred to as segregated asset accounts, must be owned by the Company and not by the Contract Owner for federal income tax purposes. Otherwise, the deferral of taxes is lost and income and gains from the accounts would be includable annually in the Contract Owner's gross income.

The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses an incident of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department announced, in connection with the issuance of temporary regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets of the account." This announcement, dated September 15, 1986, also stated that the guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The Company does not know if such guidance will be issued, or if it is, what standards it may set. Furthermore, the Company does not know if such guidance may be issued with retroactive effect. New regulations are generally issued with a prospective-only effect as to future sales or as to future voluntary transactions in existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent Contract Owners from being considered the owner of the assets of the separate account.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2. Distributions must begin or be continued according to required patterns following the death of the contract owner or annuitant of qualified annuities.

                               OTHER INFORMATION
--------------------------------------------------------------------------------

THE INSURANCE COMPANY


The Travelers Insurance Company is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly owned subsidiary of Citigroup, Inc. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183.


YEAR 2000 COMPLIANCE


The Company is highly dependent on computer systems and system applications for conducting its ongoing business functions. In 1996, the Company began the process of identifying, assessing and implementing changes to computer programs to address the year 2000 issue and developed a comprehensive plan to address the issue. The issue involves the ability of computer systems that have time sensitive programs to recognize properly the year 2000. The inability to do so could result in major failures or miscalculations that would disrupt the Company's ability to meet its customer and other obligations on a timely basis.

The Company is in the process of implementing necessary changes, in accordance with its Year 2000 plan, to bring all its critical business systems into year 2000 compliance by yearend 1998. As part of, and following achievement of year 2000 compliance, systems have been, and will continue to be, subjected to a certification process which validates the renovated code before it is certified for use in production. In addition, the Company is developing contingency plans to be used in the event of an unexpected failure, which may result from the complex interrelationships among our clients, business partners, and other parties upon whom it relies.



The total cost associated with the required modifications and conversions, which are expensed as incurred, is not expected to have a material effect on its financial position, results of operations or liquidity. The Company also has third party customers, financial institutions, vendors and others with which it conducts business and has communicated with them on their plans to address and resolve year 2000 issues on a timely basis. While it is likely that these efforts by third party vendors will be successful, it is possible that a series of failures by third parties could have a material adverse effect on the Company's results of operations in future years.


DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

The Company intends to sell the Contracts in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts will be sold by life insurance sales agents who represent the Company, or certain other registered broker-dealers. The compensation paid to sales representatives will not exceed 6.5% of the payments made under the Contracts.

From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.


Any sales representative or employee will have been qualified to sell variable annuities under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The principal underwriter for the Contracts is CFBDS, Inc., an unaffiliated company, 21 Milk Street, Boston, Massachusetts 02109.


CONFORMITY WITH STATE AND FEDERAL LAWS

The Contract is governed by the laws of the state in which it is delivered. Any paid-up annuity, contract value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which the Contract is delivered. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the contract owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the funding options. However, we believe that when a funding option solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right.

LEGAL PROCEEDINGS AND OPINIONS

There are no pending material legal proceedings affecting the Separate Account. There is one material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which the Company is a party. In March 1997, a purported class action entitled Patterman v. The Travelers, Inc. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In April 1997, the lawsuit was removed to the U.S. District Court for the Southern District of Georgia, and in October, 1997, the lawsuit was remanded to the Superior Court of Richmond County. Later in October 1997, the defendants, including the Company, answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia, and certified the transfer order for immediate appellate review. Also in February 1998, plaintiffs served an application for appellate review of the transfer order; defendants subsequently opposed that application; and later in February 1998, the Court of Appeals of the State of Georgia granted plaintiffs' application for appellate review. Pending appeal proceedings in the trial court have been stayed. The Company intends to vigorously contest the litigation.


Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been reviewed by the General Counsel of the Company.



                             AVAILABLE INFORMATION

--------------------------------------------------------------------------------


The Company is subject to the information requirements of the Securities Exchange Act of 1934 (the "1934 Act"), as amended, and files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's Regional Offices located at Seven World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.



Under the Securities Act of 1933, the Company has filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Registration Statement and the exhibits may be inspected and copied as described above. Although the Company does furnish the Annual report on Form 10-K for the year ended December 31, 1997 to owners of contracts or certificates, the Company does not plan to furnish subsequent annual reports containing financial information to the owners of contracts or certificates described in this Prospectus.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

--------------------------------------------------------------------------------


The Company's latest Annual Report on Form 10-K has been filed with the Commission pursuant to Section 15(d) of the 1934 Act. The Company's most recent Form 10-Q and Form 8-K, in addition to Form 10-K, are incorporated by reference into this Prospectus and copies must accompany this Prospectus.



The Form 10-K for the fiscal year ended December 31, 1997 contains additional information about the Company, including audited financial statements for the Company's latest fiscal year. It was filed on March 24, 1998 via Edgar; File No. 33-03094.



The Form 10-Q for the fiscal quarter ended September 30, 1998 includes updated audited financial statements, and was filed via Edgar; File No. 33-03094. The Form 8-K includes information regarding recent material events affecting the Company, and was filed on April 22, 1998 via Edgar; File No. 33-03094.



If requested, the Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, a copy of the documents referred to above which have been incorporated by reference in the Prospectus, other than exhibits to the documents (unless such exhibits are specifically incorporated by reference in such documents). Any such requests should be directed to The Travelers Insurance Company, One Tower Square, Hartford, Connecticut 06183-5030,
Attention: Annuity Services. The telephone number is (860) 422-3985. You may also obtain copies of any documents, incorporated by reference into this prospectus by accessing the SEC's website (http://www.sec.gov).



                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


The Financial Statements for the Company are located in the Statement of Additional Information. Because Separate Account Five is new, it does not yet have a financial statement.

                                   APPENDIX A
--------------------------------------------------------------------------------

          TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to The Travelers Insurance Company. A list of the contents of the Statement of Additional Information is set forth below:

     The Insurance Company
     Principal Underwriter
     Distribution and Management Agreement
     Valuation of Assets

     Mixed and Shared Funding

     Performance Information
     Federal Tax Considerations
     Independent Accountants
     Financial Statements

--------------------------------------------------------------------------------


Copies of the Statement of Additional Information dated November 18, 1998 (Form No. 21256S) are available without charge. To request a copy, please clip this coupon on the dotted line above, enter your name and address in the spaces provided below, and mail to: The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-9061.


Name:

Address:

                                   APPENDIX B
--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

If, after the first contract year and prior to the maturity date of the Contract, the annuitant begins confinement in an Eligible Nursing Home, and remains confined for the qualifying period, you may make a total or partial withdrawal, subject to the maximum withdrawal amount described below, without incurring a Withdrawal Charge. In order for the Withdrawal Charge to be waived, the withdrawal must be made during continued confinement in an Eligible Nursing Home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an Eligible Nursing Home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An Eligible Nursing Home is defined as an institution or special nursing unit of a hospital which:

(a) is Medicare approved as a provider of skilled nursing care services; and

(b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

                                       OR

Meets all of the following standards:

(a) is licensed as a nursing care facility by the state in which it is licensed;

(b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

(c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

(d) provides, as a primary function, nursing care and room and board; and charges for these services;

(e) care is provided under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

(f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

(g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism, mental illness or drug abuse.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement following completion of the qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount available without incurring a Withdrawal Charge is the contract value on the next valuation date following written proof of claim, less any purchase payments made within a one year period prior to the date confinement in an Eligible Nursing Home begins, less any additional purchase payments made on or after the Annuitant's 71st birthday.

Any withdrawal requested which falls under the scope of this waiver will be paid as soon as we receive proper written proof of your claim, and will be paid in a lump sum. You should consult with your personal tax adviser regarding the taxable nature of any withdrawals taken from your contract.

                                   APPENDIX C
--------------------------------------------------------------------------------

MARKET VALUE ADJUSTMENT


If you (the Annuitant) have selected any period certain option, you may elect to surrender a payment equal to a portion or all of the present value of the remaining period certain payments any time after the first contract year. There is a surrender charge of 5% of the amount withdrawn under this option.



For fixed annuity payments, we calculate the present value of the remaining period certain payments using a current interest rate. The current interest rate is the then current annual rate of return offered by Us on new Fixed Annuity period certain only annuitizations for the amount of time remaining in the certain period. If the period of time remaining is less than the minimum length of time for which we offer a new Fixed Annuity Period Certain Only Annuitization, then the interest rate will be the rate of return for that minimum length of time.



The formula for calculating the Present Value is as follows:



              Present Value =LOGO[Payment(s) X (1/1 + iC)(t/365)]


Where


        iC = the interest rate described above


        n = the number of payments remaining in the contract owner's certain period at the time of request for this benefit


        t = number of days remaining until that payment is made, adjusting for leap years.



If you request a percentage of the total amount available, the remaining period certain payments will be reduced by that percentage for the remainder of the certain period. After the certain period expires, any remaining payments will increase to the level they would have been had no liquidation taken place.



Illustration:



Amount Annuitized:  $12,589.80
Annuity Option:     Life w/10 Year Certain
                    $1,000 Annually--first payment
Annuity Payments:   immediately



For the purposes of this illustration, assume after two years (immediately preceding the third payment), you choose to receive full liquidity, and the current rate of return which we are then crediting for 8 year fixed Period Certain Only Annuitizations is 4.00%. The total amount available for liquidity is calculated as follows:



1000 + (1000/1.04) + (1000/1.04)( 7/8)2 + (1000/1.04)( 7/8)3 +
(1000/1.04)( 7/8)4 + (1000/1.04)( 7/8)5



+ (1000/1.04)( 7/8)6 + (1000/1.04)( 7/8)7 = $7002.06



The surrender penalty is calculated as 5% of $7,002.06, or $350.10.



The net result to you after subtraction of the surrender penalty of $350.10 would be $6,651.95.



You would receive no more payments for 8 years. After 8 years, if you are still living, you will receive $1000 annually until your death.

                                     PART B

          Information Required in a Statement of Additional Information

                             TRAVELERS RETIREMENT
                                VARIABLE ANNUITY


                      STATEMENT OF ADDITIONAL INFORMATION

                                     dated

                               November 18, 1998

                                      for

                      THE TRAVELERS SEPARATE ACCOUNT FIVE
                             FOR VARIABLE ANNUITIES

                                   ISSUED BY

                        THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Variable Annuity Contract Prospectus dated November 18, 1998. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Services, One Tower Square, Hartford, Connecticut 06183-8036, or by calling (800) 842-9406 .




                               TABLE OF CONTENTS

THE INSURANCE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

PRINCIPAL UNDERWRITER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1

DISTRIBUTION AND MANAGEMENT AGREEMENT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2

VALUATION OF ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

MIXED AND SHARED FUNDING  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

PERFORMANCE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

FEDERAL TAX CONSIDERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9

FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-1

                             THE INSURANCE COMPANY


The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company's Home Office is located at One Tower Square, Hartford, Connecticut 06183. It is a wholly owned subsidiary of Citigroup, Inc. Citigroup consists of businesses that produce a broad range of financial services, including asset management, banking and consumer finance, credit and charge cards, insurance, investments, investment banking and trading. Among its businesses are Citibank, Commercial Credit, Primerica Financial Services, Salomon Smith Barney, Salomon Smith Barney Asset Management, and Travelers Property Casualty.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut. An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

         The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Separate Account Five meets the definition of a separate account under the federal securities laws, and will comply with the provisions of the 1940 Act. Additionally, the operations of Separate Account Five are subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account.

                             PRINCIPAL UNDERWRITER

         CFBDS, Inc. serves as principal underwriter for Separate Account Five and the Contracts. The offering is continuous. CFBDS, Inc.'s principal executive offices are located at 21 Milk Street, Boston, MA 02116.

                     DISTRIBUTION AND MANAGEMENT AGREEMENT

         Under the terms of the Distribution and Management Agreement among Separate Account Five, the Company and CFBDS, the Company provides all administrative services and mortality and expense risk guarantees related to variable annuity contracts sold by the Company in connection with Separate Account Five. CFBDS performs the sales functions related to the Contracts.
The Company reimburses CFBDS for commissions paid, other sales expenses and certain overhead expenses connected with sales functions. The Company also pays all costs (including costs associated with the preparation of sales literature); all costs of qualifying Separate Account Five and the variable annuity contract with regulatory authorities; the costs of proxy solicitation; and all custodian, accountant's and legal fees. The Company also provides without cost to Separate Account Five all necessary office space, facilities, and personnel to manage its affairs.


                              VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each funding option is determined on each business day as of the close of the New York Stock Exchange. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

         Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

         Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a funding option from one valuation period to the next. The net investment factor for a funding option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable funding option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a funding option is equal to (a) minus (b), divided by (c) where:

    (a) = investment income plus capital gains and losses (whether realized or unrealized);
    (b) = any deduction for applicable taxes (presently zero); and
    (c) = the value of the assets of the funding option at the beginning of the valuation period.

         The gross investment rate may be either positive or negative. A funding option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the accumulation unit for each funding option was initially established at $1.00. The value of an accumulation unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each funding option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit Value applicable to each funding option was established at $1.00. An annuity unit value as of any business day is equal to (a) the value of the annuity unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the valuation period just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a Valuation Period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

                            MIXED AND SHARED FUNDING

         Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceiveable that in the future it may be disadvantageous to do so. Although the Company and the funding options do not currently forsee any such disadvantages either to variable annuity contract owners or variable life policy owners, each funding option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.


                            PERFORMANCE INFORMATION

         From time to time, the Company may advertise several types of historical performance for the Funding Options of Separate Account Five. The Company may advertise the "standardized average annual total returns" of the Funding Option, calculated in a manner prescribed by the Securities and Exchange Commission, as well as the "nonstandardized total returns," as described below:

         STANDARDIZED METHOD. Quotations of average annual total returns are computed according to a formula in which a hypothetical initial investment of $1,000 is applied to the Funding Option, and then related to ending redeemable values over one-, five-, and ten-year periods, or for a period covering the time during which the Funding Option has been in existence, if less. If a Funding Option has been in existence for less than one year, the "since inception" total return performance quotations are year-to-date and are not average annual total returns. These quotations reflect the deduction of all recurring charges during each period (on a pro rata basis in the case of fractional periods). Each quotation assumes a total redemption at the end of each period with the assessment of any applicable withdrawal charge at that time.

         NONSTANDARDIZED METHOD. Nonstandardized "total returns" will be calculated in a similar manner based on the performance of the Funding Options over a period of time, usually for the calendar year-to-date, and for the past one-, three-, five- and ten-year periods. Nonstandardized total returns will not reflect the deduction of any applicable withdrawal charge which, if reflected, would decrease the level of performance shown. The withdrawal charge is not reflected because the Contract is designed for long-term investment.

         For Funding Options that were in existence prior to the date they became available under Separate Account Five, the standardized average annual total return quotations may be accompanied by returns showing the investment performance that such Funding Options would have achieved (reduced by the applicable charges) had they been held under the Contract for the period quoted. The total return quotations are based upon historical earnings and are not necessarily representative of future performance. An Owner's Contract Value at redemption may be more or less than original cost.

         GENERAL. Within the guidelines prescribed by the SEC and the National Association of Securities Dealers, Inc. ("NASD"), performance information may be quoted numerically or may be presented in a table, graph or other illustration. Advertisements may include data comparing performance to well-known indices of market performance (including, but not limited to, the Dow Jones Industrial Average, the Standard & Poor's (S&P) 500 Index and the S&P 400 Index, the Lehman Brothers Long T-Bond Index, the Russell 1000, 2000 and 3000 Indices, the Value Line Index, and the Morgan Stanley Capital International's EAFE Index). Advertisements may also include published editorial comments and performance rankings compiled by independent organizations (including, but not limited to, Lipper Analytical Services, Inc. and Morningstar, Inc.) and publications that monitor the performance of Separate Account Six and the Funding Options.

Average annual total returns have been calculated using each funding option's investment performance since inception. The returns were computed according to the nonstandardized method for the period ending December 31, 1997 as if they had been available under Separate Account Five during that time. They are set forth in the following tables. No standardized information is currently available.

        M & E CHARGE = 1.25%                NONSTANDARDIZED                           NONSTANDARDIZED
                                            ---------------                           ---------------
                                        (taking into account all      (taking into account all charges and fees except
                                            charges and fees)                      deferred sales charge)
------------------------------------------------------------------------------------------------------------------------------------
                    PORTFOLIO                     1 YEAR   5 YEAR    10 YEAR     1 YEAR     3 YEAR    5 YEAR   10 YEAR       FUND
                                                                       OR                                         OR       INCEPTION
                                                                    INCEPTION                                 INCEPTION      DATE
------------------------------------------------------------------------------------------------------------------------------------
 High Yield Bond Trust                            15.12%   10.56%     8.91%      15.12%     14.59%    10.56%     8.91%        6/83
------------------------------------------------------------------------------------------------------------------------------------
 Managed Assets Trust                             19.78%   11.98%     1.66%      19.78%     19.09%    11.98%     1.66%        6/83
------------------------------------------------------------------------------------------------------------------------------------
 Money Market Portfolio                            3.76%    2.79%     3.99%       3.76%     3.19%      2.79%     3.99%       12/87
------------------------------------------------------------------------------------------------------------------------------------
 AMERICAN ODYSSEY FUNDS  (1):
------------------------------------------------------------------------------------------------------------------------------------
     Core Equity Fund                             30.27%      -      17.76%      30.27%     29.40%      -       17.76%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Emerging Opportunities Fund                   5.71%      -       9.74%       5.71%     9.71%       -        9.74%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Global High Yield Bond Fund *                   -        -         -           -         -         -         -          5/93
------------------------------------------------------------------------------------------------------------------------------------
     Intermediate-Term Bond Fund                   6.17%      -       4.51%       6.17%     7.37%       -        4.51%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     International Equity Fund                     3.74%      -      10.46%       3.74%     13.63%      -       10.46%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Long-Term Bond Fund                          10.65%      -       6.66%      10.65%     10.21%      -        6.66%       5/93
------------------------------------------------------------------------------------------------------------------------------------
 AMERICAN ODYSSEY FUNDS (2):
------------------------------------------------------------------------------------------------------------------------------------
     Core Equity Fund                             28.65%      -      16.31%      28.65%     27.81%      -       16.31%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Emerging Opportunities Fund                   4.39%      -       8.38%       4.39%     8.36%       -        8.38%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Global High Yield Bond Fund *                   -        -         -           -         -         -         -          5/93
------------------------------------------------------------------------------------------------------------------------------------
     Intermediate-Term Bond Fund                   4.85%      -       3.22%       4.85%     6.04%       -        3.22%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     International Equity Fund                     2.45%      -       9.09%       2.45%     12.23%      -        9.09%       5/93
------------------------------------------------------------------------------------------------------------------------------------
     Long-Term Bond Fund                           9.28%      -       5.34%       9.28%     8.84%       -        5.34%       5/93
------------------------------------------------------------------------------------------------------------------------------------
 DELAWARE GROUP PREMIUM FUND, INC.
------------------------------------------------------------------------------------------------------------------------------------
     REIT Series                                     -                  -           -         -                   -          5/98
------------------------------------------------------------------------------------------------------------------------------------
     Small Cap Value Series                       31.30%      -      17.79%      31.30%     23.88%      -       17.79%      12/93
------------------------------------------------------------------------------------------------------------------------------------
 DREYFUS VARIABLE INVESTMENT FUND
------------------------------------------------------------------------------------------------------------------------------------
     Capital Appreciation Portfolio               26.49%      -      18.39%      26.49%     27.40%      -       18.39%       4/93
------------------------------------------------------------------------------------------------------------------------------------
     Small Cap Portfolio                          15.31%   24.58%    42.22%      15.31%     19.26%    24.58%    42.22%       8/90
------------------------------------------------------------------------------------------------------------------------------------
 GREENWICH STREET SERIES FUND
------------------------------------------------------------------------------------------------------------------------------------
    Equity Index Portfolio Class II               31.46%   18.92%    18.37%      31.46%     29.47%    18.92%    18.37%      11/91
------------------------------------------------------------------------------------------------------------------------------------
 MONTGOMERY VARIABLE SERIES
------------------------------------------------------------------------------------------------------------------------------------
     Growth Fund                                  27.00%      -      28.10%      27.00%                 -       28.10%       2/96
------------------------------------------------------------------------------------------------------------------------------------
 OCC ACCUMULATION TRUST
------------------------------------------------------------------------------------------------------------------------------------
     Equity Portfolio                             25.08%   17.94%    16.33%      25.08%     27.84%    17.94%    16.33%       8/88
------------------------------------------------------------------------------------------------------------------------------------
 SALOMON BROTHERS VARIABLE SERIES FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------------
     Salomon Brothers Variable Capital Fund          -        -         -           -         -         -         -          2/98
------------------------------------------------------------------------------------------------------------------------------------
     Salomon Brothers Variable Investors Fund        -        -         -           -         -         -         -          2/98
------------------------------------------------------------------------------------------------------------------------------------
     Salomon Brothers Variable Total Return Fund     -        -         -           -         -         -         -          2/98
------------------------------------------------------------------------------------------------------------------------------------
 STRONG VARIABLE INSURANCE FUNDS, INC.
------------------------------------------------------------------------------------------------------------------------------------
    Strong Schafer Value Fund II                     -        -      -5.56%         -         -         -      -5.56%       10/97
------------------------------------------------------------------------------------------------------------------------------------
 TRAVELERS SERIES FUND, INC.
------------------------------------------------------------------------------------------------------------------------------------
    Alliance Growth Portfolio                     27.43%      -      26.11%      27.43%    29.41%       -      26.11%        6/94
------------------------------------------------------------------------------------------------------------------------------------
    MFS Total Return Portfolio                    19.69%      -      15.10%      19.69%    18.87%       -      15.10%        6/94
------------------------------------------------------------------------------------------------------------------------------------
    Putnam Diversified Income Portfolio            6.36%      -       8.37%       6.36%     9.63%       -       8.37%        6/94
------------------------------------------------------------------------------------------------------------------------------------
    Smith Barney High Income Portfolio            12.46%      -      11.30%      12.46%    13.90%       -      11.30%        6/94
------------------------------------------------------------------------------------------------------------------------------------
    Smith Barney International Equity Portfolio    1.44%      -       6.20%      1.44%      9.02%       -       6.20%        6/94
------------------------------------------------------------------------------------------------------------------------------------
    Smith Barney Large Cap Growth Portfolio          -        -         -          -          -         -         -          5/98
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
        M & E CHARGE = 1.25%              NONSTANDARDIZED                       NONSTANDARDIZED
                                          ---------------                       ---------------
                                       (taking into account all        (taking into account all charges and
                                       ------------------------
                                           charges and fees             fees except deferred sales charge)
------------------------------------------------------------------------------------------------------------------------------------
                    PORTFOLIO                    1 YEAR   5 YEAR    10 YEAR     1 YEAR     3 YEAR    5 YEAR   10 YEAR       FUND
                                                                      OR                                         OR       INCEPTION
                                                                   INCEPTION                                 INCEPTION      DATE
------------------------------------------------------------------------------------------------------------------------------------
  THE TRAVELERS SERIES TRUST
------------------------------------------------------------------------------------------------------------------------------------
      Disciplined Mid Cap Stock Portfolio           -        -      46.43%         -         -         -       46.43%       4/97
------------------------------------------------------------------------------------------------------------------------------------
      Disciplined Small Cap Stock Portfolio         -        -         -           -         -         -         -          5/98
------------------------------------------------------------------------------------------------------------------------------------
      Equity Income Portfolio                    30.06%      -      31.80%      30.06%       -         -       31.80%       8/96
------------------------------------------------------------------------------------------------------------------------------------
      Federated Stock Portfolio                  31.78%      -      33.92%      31.78%       -         -       33.92%       8/96
------------------------------------------------------------------------------------------------------------------------------------
      Large Cap Portfolio                        20.49%      -      25.81%      20.49%       -         -       25.81%       8/96
------------------------------------------------------------------------------------------------------------------------------------
      Lazard International Stock Portfolio        6.89%      -      10.31%       6.89%       -         -       10.31%       8/96
------------------------------------------------------------------------------------------------------------------------------------
      MFS Mid Cap Growth Portfolio                  -        -         -           -         -         -         -          3/98
------------------------------------------------------------------------------------------------------------------------------------
      MFS Research Portfolio                        -        -         -           -         -         -         -          3/98
------------------------------------------------------------------------------------------------------------------------------------
      Social Awareness Stock Portfolio           25.72%   14.91%    14.70%      25.72%     25.18%    14.91%    14.70%       5/92
------------------------------------------------------------------------------------------------------------------------------------
      Strategic Stock Portfolio                     -        -         -           -                   -         -          5/98
------------------------------------------------------------------------------------------------------------------------------------
      Travelers Quality Bond Portfolio            5.81%      -       6.73%       5.81%       -         -        6.73%       8/96
------------------------------------------------------------------------------------------------------------------------------------
      U.S. Government Securities Portfolio       11.24%    6.66%     6.73%      11.24%     11.06%     6.66%     6.73%       1/92
------------------------------------------------------------------------------------------------------------------------------------
      Utilities Portfolio                        23.74%      -      14.31%      23.74%     18.79%      -       14.31%       2/94
------------------------------------------------------------------------------------------------------------------------------------
  WARBURG PINCUS TRUST
------------------------------------------------------------------------------------------------------------------------------------
      Warburg Pincus Emerging Markets               -        -         -           -         -         -         -         12/97
Portfolio
------------------------------------------------------------------------------------------------------------------------------------

(1) Without Chart Fees
(2) With Chart Fees of 1.25%


*Formerly American Odyssey Short-Term Bond Fund. The name, investment objective and investment adviser of this fund were changed pursuant to a shareholder vote effective May 1, 19982

                           FEDERAL TAX CONSIDERATIONS

         The following description of the federal income tax consequences under this Contract is not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, tax advice may be needed by a person contemplating purchase of an annuity contract and by a contract owner or beneficiary who may make elections under a contract. For further information, please consult a qualified tax adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

         Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which a participant under a qualified plan, a Section 403(b) annuity, or an IRA attains age 70 1/2. Distributions must also begin or be continued according to required patterns following the death of the contract owner or the annuitant.

INDIVIDUAL RETIREMENT ANNUITIES

         To the extent of earned income for the year and not exceeding $2,000 per individual, an individual may make deductible contributions to an individual retirement annuity (IRA). There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse.

Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit of $4,000.

         The Code provides for the purchase of a Simplified Employee Pension
(SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of 15% of compensation up to $30,000 for each participant.

SIMPLE PLAN IRA FORM

         Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to $6,000. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution of 100% on the first 3% or 7% contribution for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

         Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations ($2,000 per year for annual contributions), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

         Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or
(2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

         Under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

         Distributions are taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain lump-sum distributions may be eligible for special forward averaging tax treatment for certain classes of individuals.

FEDERAL INCOME TAX WITHHOLDING

         The portion of a distribution which is taxable income to the recipient will be subject to federal income tax withholding as follows:

1.   ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR
     ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

         There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 701/2 or as otherwise required by law.

         A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and a 10% additional tax penalty may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

         To the extent not described as requiring 20% withholding in 1 above, the portion of a non-periodic distribution which constitutes taxable income will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable distribution will be withheld as federal income tax. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

         The portion of a periodic distribution which constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs. As of January 1, 1998, a recipient receiving periodic payments (e.g., monthly or annual payments under an annuity option) which total $15,200 or less per year, will generally be exempt from periodic withholding.

         Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

         Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are not permitted to elect out of withholding.


                            INDEPENDENT ACCOUNTANTS

         The consolidated financial statements of the Travelers Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             TRAVELERS RETIREMENT
                                VARIABLE ANNUITY




                      STATEMENT OF ADDITIONAL INFORMATION
                             SEPARATE ACCOUNT FIVE





                              INDIVIDUAL AND GROUP
                           VARIABLE ANNUITY CONTRACT
                                   ISSUED BY





                        THE TRAVELERS INSURANCE COMPANY
                                ONE TOWER SQUARE
                          HARTFORD, CONNECTICUT 06183





L-21256S                                                       NOVEMBER 18, 1998

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
The Travelers Insurance Company and Subsidiaries:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP
Hartford, Connecticut
January 26, 1998

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                ($ IN MILLIONS)


FOR THE YEAR ENDED DECEMBER 31,                                   1997      1996      1995
                                                                 ------    ------    ------
REVENUES
Premiums                                                         $1,583    $1,387    $1,504
Net investment income                                             2,037     1,950     1,884
Realized investment gains                                           199        65       106
Other revenues                                                      354       284       204
-------------------------------------------------------------------------------------------
   Total Revenues                                                $4,173    $3,686    $3,698
-------------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                             1,341     1,187     1,206
Interest credited to contractholders                                829       863       997
Amortization of deferred acquisition costs and value of
  insurance in force                                                293       281       290
General and administrative expenses                                 427       380       368
-------------------------------------------------------------------------------------------
   Total Benefits and Expenses                                    2,890     2,711     2,861
-------------------------------------------------------------------------------------------

Income from continuing operations before federal income taxes     1,283       975       837
-------------------------------------------------------------------------------------------

Federal income taxes:
   Current expense                                                  434       284       233
   Deferred                                                          10        58        57
-------------------------------------------------------------------------------------------
   Total Federal Income Taxes                                       444       342       290
-------------------------------------------------------------------------------------------

Income from continuing operations                                   839       633       547
-------------------------------------------------------------------------------------------
Discontinued operations, net of income taxes
   Income from operations (net of taxes of $0, $0 and $18)           --        --        72
   Gain on disposition (net of taxes of $0, $14 and $68)             --        26       131
-------------------------------------------------------------------------------------------
   Income from Discontinued Operations                               --        26       203
-------------------------------------------------------------------------------------------

Net income                                                          839       659       750
Retained earnings beginning of year                               2,471     2,312     1,562
Dividends to parent                                                 500       500        --
-------------------------------------------------------------------------------------------
   Retained Earnings End of Year                                 $2,810    $2,471    $2,312
===========================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ IN MILLIONS)


December 31,                                                      1997       1996
----------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value (cost,
$20,682; $19,284)                                               $21,511    $19,637
Equity securities, at fair value (cost, $480; $330)                 512        338
Mortgage loans                                                    2,869      2,920
Real estate held for sale                                           134        297
Trading securities, at market value                                 800         --
Policy loans                                                      1,872      1,910
Short-term securities                                             1,102        902
Other invested assets                                             1,702      1,253
----------------------------------------------------------------------------------
   Total Investments                                            $30,502    $27,257
----------------------------------------------------------------------------------

Cash                                                                 58         74
Investment income accrued                                           338        355
Premium balances receivable                                         106        105
Reinsurance recoverables                                          4,339      3,858
Deferred acquisition costs and value of insurance in force        2,312      2,133
Separate and variable accounts                                   11,319      8,127
Other assets                                                      1,052      1,064
----------------------------------------------------------------------------------
   Total Assets                                                 $50,026    $42,973
----------------------------------------------------------------------------------

LIABILITIES
Contractholder funds                                             14,913     14,189
Future policy benefits                                           12,569     11,762
Policy and contract claims                                          378        536
Trading securities sold not yet purchased, at market value          462         --
Separate and variable accounts                                   11,309      8,115
Commercial paper                                                     --         50
Deferred federal income taxes                                       409         57
Other liabilities                                                 2,661      1,936
----------------------------------------------------------------------------------
   Total Liabilities                                            $42,701    $36,645
----------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,
  issued and outstanding                                            100        100
Additional paid-in capital                                        3,187      3,170
Retained earnings                                                 2,810      2,471
Unrealized investment gains, net of taxes                         1,228        587
----------------------------------------------------------------------------------
   Total Shareholder's Equity                                   $ 7,325    $ 6,328
----------------------------------------------------------------------------------

   Total Liabilities and Shareholder's Equity                   $50,026    $42,973
==================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ IN MILLIONS)


FOR THE YEAR ENDED DECEMBER 31,                                                        1997         1996         1995
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                                                                $  1,519    $  1,387     $  1,346
   Net investment income received                                                       2,059       1,910        1,855
   Other revenues received                                                                180         131           90
   Benefits and claims paid                                                            (1,230)     (1,060)        (846)
   Interest credited to contractholders                                                  (853)       (820)        (960)
   Operating expenses paid                                                               (445)       (343)        (615)
   Income taxes paid                                                                     (368)       (328)         (63)
   Trading account investments, (purchases) sales, net                                    (54)         --           --
   Other                                                                                   18         (70)        (137)
----------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                           826         807          670
      Net cash used in discontinued operations                                             --        (350)        (596)
----------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by Operations                                                $    826    $    457     $     74
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                                                                  2,259       1,928        1,974
      Mortgage loans                                                                      663         917          680
   Proceeds from sales of investments
      Fixed maturities                                                                  7,592       9,101        6,773
      Equity securities                                                                   341         479          379
      Mortgage loans                                                                      207         178          704
      Real estate held for sale                                                           169         210          253
   Purchases of investments
      Fixed maturities                                                                (11,143)    (11,556)     (10,748)
      Equity securities                                                                  (483)       (594)        (305)
      Mortgage loans                                                                     (771)       (470)        (144)
   Policy loans, net                                                                       38         (23)        (325)
   Short-term securities, (purchases) sales, net                                           (2)        498          291
   Other investments, (purchases) sales, net                                             (260)       (137)        (267)
   Securities transactions in course of settlement                                        311         (52)         258
   Net cash provided by investing activities of discontinued operations                    --         348        1,425
----------------------------------------------------------------------------------------------------------------------
   Net Cash Provided by (used in) Investing Activities                               $ (1,079)   $    827     $    948
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Redemption of commercial paper, net                                                    (50)        (23)          (1)
   Contractholder fund deposits                                                         3,544       2,493        2,705
   Contractholder fund withdrawals                                                     (2,757)     (3,262)      (3,755)
   Dividends to parent company                                                           (500)       (500)          --
   Other                                                                                   --           9           --
----------------------------------------------------------------------------------------------------------------------
      Net Cash Provided by (used in) Financing Activities                            $    237    $ (1,283)    $ (1,051)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                      $    (16)   $      1     $    (29)
----------------------------------------------------------------------------------------------------------------------
Cash at December 31,                                                                 $     58    $     74     $     73
======================================================================================================================

                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies used in the preparation of the accompanying financial statements follow.

   Basis of Presentation

   The Travelers Insurance Company and Subsidiaries (the Company) is a wholly owned subsidiary of The Travelers Insurance Group Inc. (TIGI), an indirect wholly owned subsidiary of Travelers Group Inc. (Travelers Group). The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance subsidiaries of the Company are The Travelers Life and Annuity Company (TLAC) and Primerica Life Insurance Company (Primerica Life) and its subsidiary National Benefit Life Insurance Company (NBL).

   - TRAVELERS LIFE AND ANNUITY offers fixed and variable deferred annuities, payout annuities and term, universal and variable life and long-term care insurance to individuals and small businesses. It also provides group pension products, including guaranteed investment contracts and group annuities for employer-sponsored retirement and savings plans. These products are primarily marketed through The Copeland Companies (Copeland), an indirect, wholly owned subsidiary of the Company, the Financial Consultants of Salomon Smith Barney, an affiliate of the Company, and a nationwide network of independent agents. The Company's Corporate and Other Segment was absorbed into Travelers Life and Annuity during the second quarter of 1996.

   - PRIMERICA LIFE INSURANCE offers individual life products, primarily term insurance, to consumers through a nationwide sales force of approximately 80,000 full and part-time independent agents.

   As discussed in Note 2 of Notes to Consolidated Financial Statements, in January 1995 the group life insurance and related businesses of the Company were sold to Metropolitan Life Insurance Company (MetLife). Also in January 1995, the group medical component was exchanged for a 42% interest in The MetraHealth Companies, Inc. (MetraHealth). The Company's interest in MetraHealth was sold on October 2, 1995 and through that date was accounted for on the equity method. The Company's discontinued operations reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from the sales of these businesses.

   In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life Insurance Company (Transport Life). Immediately prior to this distribution, the Company distributed Transport Life, an indirect wholly owned subsidiary of the Company, to TIGI, as a return of capital.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

   Certain prior year amounts have been reclassified to conform with the 1997 presentation.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Accounting Changes

   EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS

   In February, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (FAS 132). FAS 132 supersedes the disclosure requirements in FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefits Pension Plans and Termination of Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS 132 addresses disclosure only and does not address measurement or recognition. In addition to other disclosure changes, FAS 132 allows employers to disclose total contributions to multi-employer plans without disaggregating the amounts attributable to pensions and other postretirement benefits. This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is encouraged. Effective December 31, 1997, the Company adopted FAS 132. The adoption of this standard did not have any impact on results of operations, financial condition or liquidity.

   ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
   EXTINGUISHMENTS OF LIABILITIES

   Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FAS 125). FAS 125 establishes accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on an approach that focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. FAS 125 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The requirements of FAS 125 are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and are to be applied prospectively. However, in December 1996 the FASB issued Statement of Financial Accounting Standards No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," which delays until January 1, 1998 the effective date for certain provisions. Application of FAS 125 prior to the effective date or retroactively is not permitted. The adoption of the provisions of FAS 125 effective January 1, 1997 did not have a material impact on results of operations, financial condition or liquidity. The adoption of the provisions of FAS 127 effective January, 1998 are not expected to have a material impact on the results of operations, financial condition or liquidity.

   ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be disposed. This statement requires a write down to fair value when long-lived assets to be held and used are impaired. The statement also requires long-lived assets to be disposed (e.g., real estate held for sale) be carried at the lower of cost or fair value less cost to sell, and does not allow such assets to be depreciated. The adoption of this standard did not have a material impact on the Company's financial condition, results of operations or liquidity.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   ACCOUNTING FOR STOCK-BASED COMPENSATION

   In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). This statement establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. This statement defines a fair value-based method of accounting for employee stock options or similar equity instruments, and encourages all entities to adopt this method of accounting for all employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Entities electing to remain with the accounting method prescribed in APB 25 must make pro-forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined by FAS 123 had been applied. FAS 123 is applicable to fiscal years beginning after December 15, 1995. The Company has elected to continue to account for its stock-based employee compensation plans using the accounting method prescribed by APB 25 and has included in the notes to consolidated financial statements the pro-forma disclosures required by FAS 123. See Note 9. The Company has adopted FAS 123 for its stock-based non-employee compensation plans.

   Accounting Policies

   INVESTMENTS

   Fixed maturities include bonds, notes and redeemable preferred stocks. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity.

   Equity securities, which include common and nonredeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

   Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 1997 and 1996.

   Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 1997 and 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Trading securities are carried at market value. Realized and unrealized gains and losses on trading securities are included in investment income.

   Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost which approximates market.

   Accrual of income, included in other assets, is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

   DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivative financial instruments, including financial futures contracts, equity options, forward contracts and interest rate swaps and caps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment.

   Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

   Forward contracts, equity options, and interest rate swaps and caps were not significant at December 31, 1997 and 1996. Information concerning derivative financial instruments is included in Note 6.

   INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are included as a component of pretax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

   POLICY LOANS

   Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

   DEFERRED ACQUISITION COSTS AND VALUE OF INSURANCE IN FORCE

   Costs of acquiring individual life insurance, annuities and long-term care business, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance and long-term care insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 10- to 25-year amortization period is used; for long-term care business, a 10- to 20-year period is used, and a 10- to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The value of insurance in force is an asset recorded at the time of acquisition of an insurance company. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force is reviewed periodically for recoverability to determine if any adjustment is required.

   SEPARATE AND VARIABLE ACCOUNTS

   Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

   GOODWILL

   Goodwill represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. Impairments would be recognized in operating results if a permanent diminution in value is deemed to have occurred.

   CONTRACTHOLDER FUNDS

   Contractholder funds represent receipts from the issuance of universal life, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 9.45%.

   FUTURE POLICY BENEFITS

   Benefit reserves represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 10.0%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   PERMITTED STATUTORY ACCOUNTING PRACTICES

   The Company, whose insurance subsidiaries are domiciled principally in Connecticut and Massachusetts, prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of those states. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of any permitted accounting practices on statutory surplus of the Company is not material.

   PREMIUMS

   Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

   OTHER REVENUES

   Other revenues include surrender, mortality and administrative charges and fees as earned on investment, universal life and other insurance contracts. Other revenues also include gains and losses on dispositions of assets and operations other than realized investment gains and losses and revenues of non-insurance subsidiaries.

   INTEREST CREDITED TO CONTRACTHOLDERS

   Interest credited to contractholders represents amounts earned by universal life, pension investment and certain deferred annuity contracts in accordance with contract provisions.

   FEDERAL INCOME TAXES

   The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities. The deferred federal income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not, with a valuation allowance for the portion that is not likely to be recognized.

   Future Application of Accounting Standards

   In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" (SOP 97-3). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets or policy surcharges. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998, and the effect of initial adoption is to be reported as a cumulative catch-up adjustment. Restatement of previously issued financial statements is not allowed. The Company has not yet determined when it will implement this SOP and does not anticipate any material impact on the Company's financial condition, results of operations or liquidity.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income will thus represent the sum of net income and other comprehensive income, although FAS 130 does not require the use of the terms comprehensive income or other comprehensive income. The accumulated balance of other comprehensive income shall be displayed separately from retained earnings and additional paid-in capital in the statement of financial position. FAS 130 is effective for fiscal years beginning after December 15, 1997. The Company anticipates that the adoption of FAS 130 will result primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

   In June 1997, the FASB also issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). FAS 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. FAS 131 supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise" (FAS 14). FAS 131 requires that all public enterprises report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. FAS 131 is effective for fiscal years beginning after December 15, 1997. The Company is currently determining the impact of the adoption of FAS 131.

2. DISPOSITIONS AND DISCONTINUED OPERATIONS

   On January 3, 1995, the Company and its affiliates completed the sale of their group life and related non-medical group insurance businesses to MetLife for $350 million and recognized in the first quarter of 1995 a gain of $20 million net of taxes. In connection with the sale, the Company ceded 100% of its risks in the group life and related businesses to MetLife on an indemnity reinsurance basis, effective January 1, 1995. In connection with the reinsurance transaction, the Company transferred assets with a fair market value of approximately $1.5 billion to MetLife, equal to the statutory reserves and other liabilities transferred.

   On January 3, 1995, the Company and MetLife and certain of their affiliates, formed the MetraHealth joint venture by contributing their group medical businesses to MetraHealth, in exchange for shares of common stock of MetraHealth. No gain was recognized as a result of this transaction . Upon formation of the joint venture, the Company owned 42% of the outstanding capital stock of MetraHealth, TIGI owned 8% and the other 50% was owned by MetLife and its affiliates. In March 1995, MetraHealth acquired HealthSpring, Inc. for common stock of MetraHealth resulting in a reduction in the participation of the Company and TIGI, and MetLife in the MetraHealth venture to 48.25% each. As the medical insurance business of the Company came due for renewal, the risks were transferred to MetraHealth and the related operating results for this medical insurance business were reported by the Company in 1995 as part of discontinued operations.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   On October 2, 1995, the Company and its affiliates completed the sale of their ownership in MetraHealth to United HealthCare Corporation and through that date had accounted for its interest in MetraHealth on the equity method. Gross proceeds to the Company in 1995 were $708 million in cash, an after-tax gain of $111 million was recognized. During 1996 the Company received a contingency payment based on MetraHealth's 1995 results. In conjunction with this payment, certain reserves associated with the group medical business and exit costs related to the discontinued operations were reevaluated resulting in a final after-tax gain of $26 million.

   All of the businesses sold to MetLife or contributed to MetraHealth were included in the Company's Managed Care and Employee Benefit Operations (MCEBO) segment prior to 1995. The Company's discontinued operations in 1996 and 1995 reflect the results of the medical insurance business not transferred, the equity interest in the earnings of MetraHealth through October 2, 1995 (date of sale) and the gains from sales of these businesses. Revenues from discontinued operations were insignificant for the year ended December 31, 1996 and $1.2 billion for the year ended December 31, 1995.

   In September 1995, Travelers Group made a pro rata distribution to its stockholders of shares of Class A Common Stock of Transport Holdings Inc., which at the time was a wholly owned subsidiary of Travelers Group and was the indirect owner of the business of Transport Life. Immediately prior to this distribution, the Company distributed Transport, an indirect wholly owned subsidiary of the Company, to TIGI as a return of capital, resulting in a reduction in additional paid-in capital of $334 million. The results of Transport through September 1995 are included in income from continuing operations.

3. COMMERCIAL PAPER AND LINES OF CREDIT

   The Company issues commercial paper directly to investors. No commercial paper was outstanding at December 31, 1997 and $50 million was outstanding at December 31, 1996. The Company maintains unused credit availability under bank lines of credit at least equal to the amount of the outstanding commercial paper. Interest expense related to the commercial paper was not significant in 1997 or 1996.

   Travelers Group, Commercial Credit Company (CCC) (an indirect wholly owned subsidiary of Travelers Group) and the Company have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to any of Travelers Group, CCC or the Company. The Company's participation in this agreement is limited to $250 million. The revolving credit facility consists of a five-year revolving credit facility that expires in 2001. At December 31, 1997, $50 million was allocated to the Company. Under this facility the Company is required to maintain certain minimum equity and risk-based capital levels. At December 31, 1997, the Company was in compliance with these provisions. There were no amounts outstanding under this agreement at December 31, 1997 and 1996. If the Company had borrowings on this facility, the interest rate would be based upon LIBOR plus a negotiated margin.

\                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


4. REINSURANCE

   The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured. During 1997, new universal life business was reinsured under an 80%/20% quota share reinsurance program and new term life business was reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $1.5 million is generally reached on policies in excess of $7.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $1.5 million.

   The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

   A summary of reinsurance financial data reflected within the consolidated statement of operations and retained earnings is presented below ($ in millions):

       ---------------------------------------------------------------------
       WRITTEN PREMIUMS                         1997      1996       1995
       ---------------------------------------------------------------------
       Direct                                  $2,148    $1,982    $2,166
       Assumed from:
          Non-affiliated companies                  1         5        --
       Ceded to:
          Affiliated companies                   (280)     (284)     (374)
          Non-affiliated companies               (273)     (309)     (302)
       ---------------------------------------------------------------------
       Total Net Written Premiums              $1,596    $1,394    $1,490
       =====================================================================

       ---------------------------------------------------------------------
       EARNED PREMIUMS                          1997      1996       1995
       ---------------------------------------------------------------------
       Direct                                  $2,170    $1,897    $2,067
       Assumed from:
          Non-affiliated companies                  1         5        --
       Ceded to:
          Affiliated companies                   (321)     (219)     (283)
          Non-affiliated companies               (291)     (315)     (298)
       ---------------------------------------------------------------------
       Total Net Earned Premiums               $1,559    $1,368    $1,486
       =====================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Reinsurance recoverables at December 31, 1997 and 1996 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

       ----------------------------------------------------------
       REINSURANCE RECOVERABLES                1997      1996
       ----------------------------------------------------------
       Life and Accident and Health
       Business:
          Non-affiliated companies             $1,362    $1,497
       Property-Casualty Business:
          Affiliated companies                  2,977     2,361
       ----------------------------------------------------------
       Total Reinsurance Recoverables          $4,339    $3,858
       ==========================================================

   Total reinsurance recoverables at December 31, 1997 and 1996 include $697 million and $720 million, respectively, from MetLife in connection with the sale of the Company's group life and related businesses. See Note 2.

5. SHAREHOLDER'S EQUITY

   Additional Paid-In Capital

   The increase of $17 million in additional paid-in capital during 1997 is due to tax benefits related to exercising Travelers Group stock options by the Company's employees.

   Unrealized Investment Gains (Losses)

   An analysis of the change in unrealized gains and losses on investments is shown in Note 13.

   Shareholder's Equity and Dividend Availability

   The Company's statutory net income, which includes all insurance subsidiaries, was $754 million, $656 million, and $235 million for the years ended December 31, 1997, 1996 and 1995, respectively.

   The Company's statutory capital and surplus was $4.12 billion and $3.44 billion at December 31, 1997 and 1996, respectively.

   The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. Statutory surplus of $551 million is available in 1998 for dividend payments by the Company without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk based capital levels. The Company is in compliance with these covenants at December 31, 1997 and 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


6. DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

   Derivative Financial Instruments

   The Company uses derivative financial instruments, including financial futures, equity options, forward contracts and interest rate swaps as a means of hedging exposure to foreign currency, equity price changes and/or interest rate risk on anticipated transactions or existing assets and liabilities. The Company does not hold or issue derivative instruments for trading purposes.

   These derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For forward contracts and interest rate swaps, credit risk is limited to the amounts calculated to be due the Company on such contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties.

   The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

   The Company uses exchange traded financial futures contracts to manage its exposure to changes in interest rates which arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts to offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

   Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

   At December 31, 1997 and 1996, the Company held financial futures contracts with notional amounts of $625 million and $169 million, respectively, and a deferred gain of $.7 million and a deferred loss of $4.1 million and a deferred gain of $1.2 million, and a deferred loss of $.1 million, respectively. Total losses of $5.8 million and gains of $2.0 million from financial futures were deferred at December 31, 1997 and 1996, respectively, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. At December 31, 1997 and 1996, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

   The off-balance sheet risks of equity options, forward contracts, and interest rate swaps were not significant at December 31, 1997 and 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company purchased a 5-year interest rate cap, with a notional amount of $200 million, from Travelers Group in 1995 to hedge against losses that could result from increasing interest rates. This instrument, which does not have off-balance sheet risk, gives the Company the right to receive payments if interest rates exceed specific levels at specific dates. The premium of $2 million paid for this instrument is being amortized over its life. The interest rate cap asset is reported at fair value which is $0 and $1 million at December 31, 1997 and 1996, respectively.

   Financial Instruments with Off-Balance Sheet Risk

   In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 1997 and 1996.

   Fair Value of Certain Financial Instruments

   The Company uses various financial instruments in the normal course of its business. Fair values of financial instruments that are considered insurance contracts are not required to be disclosed and are not included in the amounts discussed.

   At December 31, 1997 and 1996, investments in fixed maturities had a carrying value and a fair value of $21.5 billion and $19.6 billion, respectively. See Notes 1 and 13.

   At December 31, 1997 and 1996, mortgage loans had a carrying value of $2.9 billion, which approximated fair value. In estimating fair value, the Company used interest rates reflecting the higher returns required in the current real estate financing market.

   The carrying values of $143 million and $174 million of financial instruments classified as other assets approximated their fair values at December 31, 1997 and 1996, respectively. The carrying values of $2.0 billion and $850 million of financial instruments classified as other liabilities also approximated their fair values at December 31, 1997 and 1996, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

   At December 31, 1997, contractholder funds with defined maturities had a carrying value of $2.3 billion and a fair value of $2.3 billion, compared with a carrying value of $1.4 billion and a fair value of $1.5 billion at December 31, 1996. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $9.7 billion and a fair value of $9.5 billion at December 31, 1997, compared with a carrying value of $9.1 billion and a fair value of $8.8 billion at December 31, 1996. These contracts generally are valued at surrender value.

   The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $260 million and $260 million, respectively, at December 31, 1997, compared with a carrying value and a fair value of $217 million and $217 million, respectively, at December 31, 1996. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $209 million and $206 million, respectively, at December 31, 1997, compared with a carrying value and a fair value of $208 million and $204 million, respectively, at December 31, 1996.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The carrying values of cash, short-term securities, trading securities, investment income accrued, trading securities sold not purchased, and commercial paper approximated their fair values.

   The carrying value of policy loans, which have no defined maturities, is considered to be fair value.


7. COMMITMENTS AND CONTINGENCIES

   Financial Instruments with Off-Balance Sheet Risk

   See Note 6 for a discussion of financial instruments with off-balance sheet risk.

   Litigation

   In March 1997, a purported class action entitled Patterman v. The Travelers, Inc. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. In April 1997, the lawsuit was removed to the U.S. District Court for the Southern District of Georgia, and in October 1997, the lawsuit was remanded to the Superior Court of Richmond County. Later in October 1997, the defendants answered the complaint, denied liability and asserted numerous affirmative defenses. In February 1998, the Superior Court of Richmond County transferred the lawsuit to the Superior Court of Gwinnett County, Georgia, and certified the transfer order for immediate appellate review. Also in February 1998, plaintiffs served an application for appellate review of the transfer order; defendants subsequently opposed that application; and later in February 1998, the Court of Appeals of the State of Georgia granted plaintiffs' application for appellate review. Pending appeal proceedings in the trial court have been stayed. The Company intends to vigorously contest the litigation.

   The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 1997, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


8. BENEFIT PLANS

   Pension and Other Postretirement Benefits

   The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by an affiliate. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by an affiliate. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 1997, 1996 and 1995. Beginning January 1, 1996, the Company's other postretirement benefit plans were amended to restrict benefit eligibility to retirees and certain retiree-eligible employees. Previously, covered employees could become eligible for postretirement benefits if they reached retirement age while working for the Company.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Through plans sponsored by TIGI, the Company also provides defined contribution pension plans for certain agents. Company contributions are primarily a function of production. The expense for these plans was not significant in 1997, 1996 and 1995.

   401(k) Savings Plan

   Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Travelers Group. Prior to January 1, 1996, the Company made matching contributions to the 401(k) savings plan on behalf of participants in the amount of 50% of the first 5% of pre-tax contributions made by the employee, plus an additional variable matching contribution based on the profitability of TIGI and its subsidiaries. During 1996, the Company made matching contributions in an amount equal to the lesser of 100% of the pre-tax contributions made by the employee or $1,000. Effective January 1, 1997, the Company discontinued matching contributions for the majority of its employees. The Company's expenses in connection with the 401(k) savings plan were not significant in 1997, 1996 and 1995.


9. RELATED PARTY TRANSACTIONS

   The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Travelers Insurance Company (Life Department) handles banking functions for the life and annuity operations of Travelers Life and Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

   The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 1997 and 1996, the pool totaled approximately $2.6 billion and $2.9 billion, respectively. The Company's share of the pool amounted to $725 million and $196 million at December 31, 1997 and 1996, respectively, and is included in short-term securities in the consolidated balance sheet.

   The Company sells structured settlement annuities to The Travelers Indemnity Company in connection with the settlement of certain policyholder obligations. Such deposits were $88 million, $40 million, and $38 million for 1997, 1996 and 1995, respectively.

   The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney. Premiums and deposits related to these products were $1.0 billion, $820 million, and $583 million in 1997, 1996 and 1995, respectively.

   At December 31, 1996, the Company had an investment of $22 million in bonds of its affiliate, CCC. This was included in fixed maturities in the consolidated balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company had an investment of $1.15 billion and $648 million in common stock of Travelers Group at December 31, 1997 and 1996, respectively. This investment is carried at fair value.

   The Company participates in a stock option plan sponsored by Travelers Group that provides for the granting of stock options in Travelers Group common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Travelers Group introduced the WealthBuilder stock option program. Under this program all employees meeting certain requirements have been granted Travelers Group stock options.

   The Company applies APB 25 and related interpretations in accounting for stock options. Since stock options under the Travelers Group plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

   Had the Company applied FAS 123 in accounting for Travelers Group stock options, net income would have been the pro forma amounts indicated below:

      -----------------------------------------------------------------------
      YEAR ENDING DECEMBER 31,             1997        1996         1995
      ($ IN MILLIONS)
      -----------------------------------------------------------------------
      Net income, as reported              $839         $659        $750
      -----------------------------------------------------------------------
      FAS 123 pro forma adjustments,         (9)          (3)         (1)
      after tax
      -----------------------------------------------------------------------
      Net income, pro forma                $830         $656        $749

   The Company has an interest rate cap agreement with Travelers Group. See Note 6.

10. LEASES

   Most leasing functions for TIGI and its subsidiaries are administered by TAP. In 1996, TAP assumed the obligations for several leases. Rent expense related to all leases are shared by the companies on a cost allocation method based generally on estimated usage by department. Rent expense was $15 million, $24 million, and $22 million in 1997, 1996 and 1995, respectively.

       --------------------------------------------------
       YEAR ENDING DECEMBER 31,       MINIMUM OPERATING
       ($ in millions)                 RENTAL PAYMENTS
       --------------------------------------------------
       1998                                 $  49
       1999                                    44
       2000                                    43
       2001                                    45
       2002                                    43
       Thereafter                             337
       --------------------------------------------------
       Total Rental Payments                 $561
       ==================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Future sublease rental income of approximately $73 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $218 million, by an affiliate. Minimum future capital lease payments are not significant.

   The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

11. FEDERAL INCOME TAXES

       EFFECTIVE TAX RATE
       ---------------------------------------------------------------------
       For The Year Ended December 31,         1997      1996       1995
       ($ in millions)
       ---------------------------------------------------------------------
       Income Before Federal Income Taxes     $1,283     $ 975      $ 837
       Statutory Tax Rate                        35%        35%        35%
       ---------------------------------------------------------------------
       Expected Federal Income Taxes            449        341        293
       Tax Effect of:
          Non-taxable investment income          (4)        (3)        (4)
          Other, net                             (1)         4          1
       =====================================================================
       Federal Income Taxes                   $ 444      $ 342      $ 290
       =====================================================================
       Effective Tax Rate                        35%        35%        35%
       ---------------------------------------------------------------------

       COMPOSITION OF FEDERAL INCOME TAXES
       Current:
          United States                       $ 410       $ 263     $ 220
          Foreign                                24          21        13
       ---------------------------------------------------------------------
          Total                                 434         284       233
       ---------------------------------------------------------------------
       Deferred:
          United States                          10          57        52
          Foreign                                --           1         5
       ---------------------------------------------------------------------
          Total                                  10          58        57
       ---------------------------------------------------------------------
       Federal Income Taxes                   $ 444       $ 342     $ 290
       =====================================================================

   Tax benefits allocated directly to shareholder's equity for the years ended December 31, 1997, 1996 and 1995 were $17 million, $8 million and $7 million, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The net deferred tax liabilities at December 31, 1997 and 1996 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

($ in millions)                                                  1997        1996
                                                                -------     -------
Deferred Tax Assets:
   Benefit, reinsurance and other reserves                       $  550      $  510
   Contractholder funds                                              11          32
   Operating lease reserves                                          68          71
   Other employee benefits                                          102         104
   Other                                                            139         121
-----------------------------------------------------------------------------------
      Total                                                         870         838
-----------------------------------------------------------------------------------
Deferred Tax Liabilities:
   Deferred acquisition costs and value of                          608         571
   insurance in force
   Investments, net                                                 484         131
   Other                                                             87          93
-----------------------------------------------------------------------------------
      Total                                                       1,179         795
-----------------------------------------------------------------------------------
Net Deferred Tax (Liability) Asset Before Valuation Allowance      (309)         43
Valuation Allowance for Deferred Tax Assets                        (100)       (100)
-----------------------------------------------------------------------------------
Net Deferred Tax Liability After Valuation Allowance             $ (409)     $  (57)
-----------------------------------------------------------------------------------

   Starting in 1994 and continuing for at least five years, the Company and its life insurance subsidiaries will file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

   A net deferred tax asset valuation allowance of $100 million has been established to reduce the deferred tax asset on investment losses to the amount that, based upon available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future capital gains in the Company's consolidated life insurance company federal income tax return through 1998, and if life/non-life consolidation is elected in 1999, the consolidated federal income tax return of Travelers Group commencing in 1999, or a change in circumstances which causes the recognition of the benefits to become more likely than not. There was no change in the valuation allowance during 1997. The initial recognition of any benefit produced by the reversal of the valuation allowance will be recognized by reducing goodwill.

   At December 31, 1997, the Company had no ordinary or capital loss carryforwards.

   The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account, which, under provisions of the Tax Reform Act of 1984, will not increase after 1983, is estimated to be $932 million. This amount has not been subjected to current income taxes but, under certain conditions that management considers to be remote, may become subject to income taxes in future years. At current rates, the maximum amount of such tax (for which no provision has been made in the financial statements) would be approximately $326 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)





12. NET INVESTMENT INCOME

       ---------------------------------------------------------------------
       FOR THE YEAR ENDED DECEMBER 31,         1997      1996       1995
       ($ in millions)
       ---------------------------------------------------------------------
       GROSS INVESTMENT INCOME
          Fixed maturities                     $1,460   $1,387     $1,248
          Mortgage loans                          291      334        419
          Policy loans                            137      156        166
          Real estate held for sale                88       94        111
          Other, including trading                150       77         97
          securities
       ---------------------------------------------------------------------
                                                2,126    2,048      2,041
       ---------------------------------------------------------------------
       Investment expenses                         89       98        157
       ---------------------------------------------------------------------
       Net investment income                   $2,037   $1,950     $1,884
       ---------------------------------------------------------------------


13. INVESTMENTS AND INVESTMENT GAINS (LOSSES)

   Realized investment gains (losses) for the periods were as follows:

       ---------------------------------------------------------------------
       FOR THE YEAR ENDED DECEMBER 31,         1997      1996       1995
       ($ in millions)
       ---------------------------------------------------------------------
       REALIZED INVESTMENT GAINS
          Fixed maturities                       $71      $(63)      $(43)
          Equity securities                       (9)       47         36
          Mortgage loans                          59        49         47
          Real estate held for sale               67        33         18
          Other                                   11        (1)        48
       ---------------------------------------------------------------------
             Total Realized Investment Gains    $199       $65       $106
       ---------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Changes in net unrealized investment gains (losses) that are included as a separate component of shareholder's equity were as follows:

       -------------------------------------------------------------------------
       FOR THE YEAR ENDED DECEMBER 31,              1997      1996      1995
       ($ in millions)
       -------------------------------------------------------------------------
       UNREALIZED INVESTMENT GAINS
          Fixed maturities                         $  446    $ (323)    $1,974
          Equity securities                            25       (35)        46
          Other                                       520       220        200
       -------------------------------------------------------------------------
             Total Realized Investment Gains          991      (138)     2,220
       -------------------------------------------------------------------------

          Related taxes                               350       (43)       778
       -------------------------------------------------------------------------
          Change in unrealized investment gains
          (losses)                                    641       (95)     1,442
          Balance beginning of year                   587       682       (760)
       -------------------------------------------------------------------------
             Balance End of Year                   $1,228    $  587     $  682
       -------------------------------------------------------------------------

   Included in Other are gains of $506 million, $203 million and $214 million for 1997, 1996 and 1995, respectively, related to appreciation of Travelers Group stock.

   Fixed Maturities

   Proceeds from sales of fixed maturities classified as available for sale were $7.6 billion, $10.2 billion and $6.8 billion in 1997, 1996 and 1995, respectively. Gross gains of $170 million, $107 million and $80 million and gross losses of $99 million, $175 million and $124 million in 1997, 1996 and 1995, respectively, were realized on those sales.

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $5.1 billion and $4.6 billion at December 31, 1997 and 1996, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The amortized cost and fair value of investments in fixed maturities were as follows:

---------------------------------------------------------------------------------------
DECEMBER 31, 1997                                         GROSS       GROSS
($ in millions)                              AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                                COST      GAINS       LOSSES     VALUE
---------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
   Mortgage-backed securities - CMOs and
   pass-through securities                     $ 3,842    $   124    $     2    $ 3,964
   U.S. Treasury securities and obligations
   of U.S. Government and government
   agencies and authorities                      1,580        149          1      1,728
   Obligations of states, municipalities
   and political subdivisions                       78          8         --         86
   Debt securities issued by
   foreign governments                             622         31          4        649
   All other corporate bonds                    14,548        547         24     15,071
   Redeemable preferred stock                       12          1         --         13
---------------------------------------------------------------------------------------
      Total Available For Sale                 $20,682        860         31    $21,511
---------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
DECEMBER 31, 1996                                           GROSS      GROSS
($ in millions)                               AMORTIZED  UNREALIZED  UNREALIZED   FAIR
                                                 COST       GAINS      LOSSES     VALUE
----------------------------------------------------------------------------------------
AVAILABLE FOR SALE:
   Mortgage-backed securities - CMOs and
   pass-through securities                      $ 3,821    $    71    $    23    $ 3,869
   U.S. Treasury securities and obligations
   of U.S. Government and government
   agencies and authorities                       1,329         56          4      1,381
   Obligations of states, municipalities and
   political subdivisions                            89          1          1         89
   Debt securities issued by foreign
   governments                                      618         26          3        641
   All other corporate bonds                     13,421        273         43     13,651
   Redeemable preferred stock                         6         --         --          6
----------------------------------------------------------------------------------------
      Total Available For Sale                  $19,284    $   427    $    74    $19,637
----------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The amortized cost and fair value of fixed maturities at December 31, 1997, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

       ----------------------------------------------------------
       ($ in millions)                       AMORTIZED   FAIR
                                               COST      VALUE
       ----------------------------------------------------------
       MATURITY:
          Due in one year or less            $ 1,184     $ 1,191
          Due after 1 year through 5 years     5,200       5,335
          Due after 5 years through 10 years   5,332       5,515
          Due after 10 years                   5,124       5,506
       ---------------------------------------------------------
                                              16,840      17,547
       ---------------------------------------------------------
          Mortgage-backed securities           3,842       3,964
       ---------------------------------------------------------
             Total Maturity                  $20,682     $21,511
       ---------------------------------------------------------

   The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

   At December 31, 1997 and 1996, the Company held CMOs classified as available for sale with a fair value of $2.1 billion and $2.0 billion, respectively. Approximately 72% and 88%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 1997 and 1996. In addition, the Company held $1.9 billion and $1.9 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 1997 and 1996, respectively. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   Equity Securities
   The cost and fair values of investments in equity securities were as follows:

   -----------------------------------------------------------------------------
   EQUITY SECURITIES:
                                                   GROSS      GROSS
   ($ in millions)                              UNREALIZED  UNREALIZED     FAIR
                                         COST      GAINS      LOSSES       VALUE
   -----------------------------------------------------------------------------
   DECEMBER 31, 1997
      Common stocks                      $179       $ 34       $ 11        $202
      Non-redeemable preferred stocks     301         13          4         310
   -----------------------------------------------------------------------------
         Total Equity Securities         $480       $ 47       $ 15        $512
   -----------------------------------------------------------------------------

   DECEMBER 31, 1996
      Common stocks                      $212       $ 39       $ 30        $221
      Non-redeemable preferred stocks     118          2          3         117
   -----------------------------------------------------------------------------
         Total Equity Securities         $330       $ 41       $ 33        $338
   -----------------------------------------------------------------------------

   Proceeds from sales of equity securities were $341 million, $487 million and $379 million in 1997, 1996 and 1995, respectively. Gross gains of $53 million, $64 million and $27 million and gross losses of $62 million, $11 million and $2 million in 1997, 1996 and 1995, respectively, were realized on those sales.

   Mortgage Loans and Real Estate Held For Sale

   Underperforming assets include delinquent mortgage loans, loans in the process of foreclosure, foreclosed loans and loans modified at interest rates below market.

   At December 31, 1997 and 1996, the Company's mortgage loan and real estate held for sale portfolios consisted of the following ($ in millions):

       ----------------------------------------------------------
                                               1997      1996
       ----------------------------------------------------------
       Current Mortgage Loans                $2,866     $2,869
       Underperforming Mortgage Loans             3         51
       ----------------------------------------------------------
          Total                               2,869      2,920
       ----------------------------------------------------------

       Real Estate Held For Sale                134        297
       ----------------------------------------------------------
          Total                              $3,003     $3,217
       ----------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   Aggregate annual maturities on mortgage loans at December 31, 1997 are as follows:

       ------------------------------------------------
       YEAR ENDING DECEMBER 31,
       ($ in millions)
       ------------------------------------------------
       Past Maturity                          $   54
       1998                                      243
       1999                                      252
       2000                                      321
       2001                                      393
       2002                                      121
       Thereafter                              1,485
       ------------------------------------------------
          Total                               $2,869
       ================================================

   Joint Venture

   In October 1997, the Company and Tishman Speyer Properties (Tishman), a worldwide real estate owner, developer and manager, formed a joint real estate venture with an initial equity commitment of $792 million. The Company and certain of its affiliates committed $420 million in real estate equity and $100 million in cash while Tishman committed $272 million in properties and cash. Both companies are serving as asset managers for the venture and Tishman is primarily responsible for the venture's real estate acquisition and development efforts.

   Trading Securities

   Trading securities are held in a special purpose subsidiary, Tribeca Investments LLC.

       -----------------------------------------------------
       TRADING SECURITIES OWNED                      1997
       Merger arbitrage                              $352
       Convertible bond arbitrage                     370
       Other                                           78
       -----------------------------------------------------
          Total                                      $800
       -----------------------------------------------------

       TRADING SECURITIES SOLD NOT YET PURCHASED

       Merger arbitrage                              $213
       Convertible bond arbitrage                     249
       -----------------------------------------------------
          Total                                      $462
       -----------------------------------------------------

   The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   Concentrations

   At December 31, 1997 and 1996, the Company had no concentration of credit risk in a single investee exceeding 10% of consolidated shareholder's equity.

   The Company participates in a short-term investment pool maintained by an affiliate. See Note 9.

   Included in fixed maturities are below investment grade assets totaling $1.4 billion and $1.1 billion at December 31, 1997 and 1996, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds that are classified as below investment grade loans.

   The Company had concentrations of investments, primarily fixed maturities, in the following industries:

       -------------------------------------------------
       ($ in millions)                1997      1996
       -------------------------------------------------
       Banking                        $2,215   $1,959
       Finance                         1,556    1,823
       Electric Utilities              1,377    1,093
       Asset-Backed Credit Cards         778      688
       -------------------------------------------------

   Below investment grade assets included in the preceding table were not significant.

   At December 31, 1997 and 1996, concentrations of mortgage loans were for properties located in highly populated areas in the states listed below:

       -------------------------------------------------
       ($ in millions)                 1997      1996
       -------------------------------------------------
       California                       $794     $643
       New York                          310      297
       -------------------------------------------------

   Other mortgage loan investments are relatively evenly dispersed throughout the United States, with no holdings in any state exceeding $284 million and $258 million at December 31, 1997 and 1996, respectively.

   Concentrations of mortgage loans by property type at December 31, 1997 and 1996 were as follows:

       -------------------------------------------------
       ($ in millions)                 1997     1996
       -------------------------------------------------
       Office                         $1,382   $1,208
       Agricultural                      771      693
       Apartment                         204      291
       Hotel                             201      217
       -------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

   Non-Income Producing Investments

   Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

   Restructured Investments

   The Company had mortgage loans and debt securities that were restructured at below market terms totaling approximately $7 million and $18 million at December 31, 1997 and 1996, respectively. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans amounted to $.9 million in 1997 and $5 million in 1996. Interest on these assets, included in net investment income, aggregated $.2 million and $2 million in 1997 and 1996, respectively.

14. DEPOSIT FUNDS AND RESERVES

   At December 31, 1997, the Company had $24.0 billion of life and annuity deposit funds and reserves. Of that total, $13.0 billion is not subject to discretionary withdrawal based on contract terms. The remaining $11.0 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amount that is subject to discretionary withdrawal is $2.0 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $5.2 billion of the life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.8%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $3.8 billion of liabilities are surrenderable without charge. More than 16.8% of these relate to individual life products. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

   The following table reconciles net income to net cash provided by operating activities:

--------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31,                       1997       1996      1995
($ in millions)
--------------------------------------------------------------------------------
Net Income From Continuing Operations                 $ 839     $ 633     $ 547
   Adjustments to reconcile net income to
   net cash provided by operating activities:
      Realized gains                                   (199)      (65)     (106)
      Deferred federal income taxes                      10        58        57
      Amortization of deferred policy
      acquisition costs and value of
      insurance in force                                293       281       290
      Additions to deferred policy
      acquisition costs                                (471)     (350)     (454)
      Investment income accrued                          14         2        (9)
      Premium balances receivable                         3        (6)       (8)
      Insurance reserves and accrued expenses           131        (1)      291
      Other                                             206       255        62
--------------------------------------------------------------------------------
      Net cash provided by operating activities         826       807       670
      Net cash used in discontinued operations           --      (350)     (596)
      Net cash provided by operations                 $ 826     $ 457     $  74
--------------------------------------------------------------------------------


16. NON-CASH INVESTING AND FINANCING ACTIVITIES

   Significant noncash investing and financing activities include: a) the conversion of $119 million of real estate held for sale to other invested assets as a joint venture in 1997; b) the 1995 transfer of assets with a fair market value of approximately $1.5 billion and statutory reserves and other liabilities of approximately $1.5 billion to MetLife (see Note 2); c) the 1995 return of capital of Transport to TIGI (see Note 2); d) the acquisition of real estate through foreclosures of mortgage loans amounting to $10 million, $117 million and $97 million in 1997, 1996 and 1995, respectively;
   e) the acceptance of purchase money mortgages for sales of real estate aggregating $4 million, $23 million and $27 million in 1997, 1996 and 1995, respectively.

                                     PART C

                                Other Information

Item 24.  Financial Statements and Exhibits

(a) The financial statements of the Registrant will not be provided since the Registrant will have no assets as of the effective date of the Registrant Statement.

      The consolidated financial statements of The Travelers Insurance Company and Subsidiaries and the report of Independent Accountants are contained in the Prospectus. The consolidated financial statements of The Travelers Insurance Company and Subsidiaries include:

      Consolidated Statements of Income and Retained Earnings for the
          years ended December 31, 1997, 1996 and 1995
      Consolidated Balance Sheets as of December 31, 1997 and 1996 Consolidated Statements of Cash Flows for the years ended
          December 31, 1997, 1996 and 1995
      Notes to Consolidated Financial Statements


(b)  Exhibits

1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form N-4, filed July 9, 1998.)

2.    Not Applicable.

3(a). Form of Distribution and Principal Underwriting Agreement among the
      Registrant, The Travelers Insurance Company and CFBDS, Inc.

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit
      3(b) to the Registration Statement on Form N-4, filed July 9, 1998.)

4.    Variable Annuity Contract.

5.    Application.

6(a). Charter of The Travelers Insurance Company, as amended on October 19,
      1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20,
      1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed July 9, 1998.)

10.   Consent of KPMG Peat Marwick LLP, Independent Certified Public
      Accountants.


13.   Computation of Total Return Calculations - Standardized and
      Non-Standardized.

15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Michael A. Carpenter, Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R. Stuart, Katherine M. Sullivan and Marc P. Weill. (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4, filed July 9, 1998.)


Item 25.  Directors and Officers of the Depositor

Name and Principal                 Positions and Offices
Business Address                   with Insurance Company
----------------                   ----------------------

Michael A. Carpenter*              Director, Chairman of the Board
                                   President and Chief Executive Officer
Jay S. Benet*                      Director and Senior Vice President
George C. Kokulis*                 Director and Senior Vice President
Robert I. Lipp*                    Director
Ian R. Stuart*                     Director, Senior Vice President,
                                   Chief Financial Officer, Chief
                                   Accounting Officer and Controller
Katherine M. Sullivan*             Director and Senior Vice President
                                   and General Counsel
Marc P. Weill***                   Director and Senior Vice President
Stuart Baritz**                    Senior Vice President
Jay S. Fishman*                    Senior Vice President
Elizabeth C. Georgakopoulos*       Senior Vice President
Barry Jacobson*                    Senior Vice President
Russell H. Johnson*                Senior Vice President
Warren H. May*                     Senior Vice President
Christine M. Modie*                Senior Vice President
David A. Tyson*                    Senior Vice President
F. Denney Voss*                    Senior Vice President
Paula Burton*                      Vice President
Virginia M. Meany*                 Vice President
Ambrose J. Murphy*                 Deputy General Counsel
Selig Ehrlich*                     Vice President and Actuary
Donald R. Munson, Jr.*             Second Vice President
Ernest J. Wright*                  Vice President and Secretary
Kathleen A. McGah*                 Assistant Secretary and Counsel


     Principal Business Address:
*    The Travelers Insurance Company           ***  Citigroup Inc.
     One Tower Square                               399 Park Avenue
     Hartford, CT  06183                            New York, N.Y. 10043

**   Travelers Portfolio Group
     1345 Avenue of the Americas
     New York, NY 10105


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

      Incorporated herein by reference to Item 26 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-4, File No. 33-73466 filed April 10, 1998.

Item 27.  Number of Contract Owners

Not applicable.


Item 28.  Indemnification

Section 33-770 of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-770 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Depositor. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the Federal securities laws.

Rule 484 Undertaking

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liability (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

(a)  CFBDS, Inc.
     21 Milk Street
     Boston, MA 02109

CFBDS, Inc. also serves as principal underwriter for the following :

The Travelers Growth and Income Stock Account for Variable Annuities
The Travelers Quality Bond Account for Variable Annuities
The Travelers Money Market Account for Variable Annuities
The Travelers Timed Growth and Income Stock Account for Variable Annuities The Travelers Timed Short-Term Bond Account for Variable Annuities
The Travelers Timed Aggressive Stock Account for Variable Annuities
The Travelers Timed Bond Account for Variable Annuities
The Travelers Fund U for Variable Annuities
The Travelers Fund VA for Variable Annuities
The Travelers Fund BD for Variable Annuities
The Travelers Fund BD II for Variable Annuities
The Travelers Fund BD III for Variable Annuities
The Travelers Fund BD IV for Variable Annuities
The Travelers Fund ABD for Variable Annuities
The Travelers Fund ABD II for Variable Life Insurance
The Travelers Separate Account QP for Variable Annuities
The Travelers Separate Account PF for Variable Annuities
The Travelers Separate Account PF II for Variable Annuities
The Travelers Separate Account TM for Variable Annuities
The Travelers Separate Account TM II for Variable Annuities
The Travelers Separate Account Six for Variable Annuities
The Travelers Separate Account Seven for Variable Annuities
The Travelers Separate Account Eight for Variable Annuities
The Travelers Fund UL for Variable Life Insurance
The Travelers Fund UL II for Variable Life Insurance
The Travelers Variable Life Insurance Separate Account One
The Travelers Variable Life Insurance Separate Account Two
The Travelers Variable Life Insurance Separate Account Three
The Travelers Variable Life Insurance Separate Account Four

CitiFunds Trust I
CitiFunds Trust II
CitiFunds Trust III
CitiFunds International Trust
CitiFunds Fixed Income Trust
CitiFunds Tax Free Income Trust
CitiFunds Tax Free Reserves
CitiFunds Multi-State Tax Free Trust
CitiFunds Premium Trust
CitiFunds Institutional Trust
CitiVariable Annuity
CitiVariable Annuity Plus
Variable Annuity Portfolios
The Premium Portfolios
Asset Allocation Portfolios
Cash Reserve Portfolio
Tax Free Reserves Portfolio
U.S. Treasury Reserves Portfolio

CONCERT INVESTMENT SERIES:
Emerging Growth Fund
Government Fund
Growth and Income Fund
International Equity Fund
Municipal Fund
CONSULTING GROUP CAPITAL MARKETS FUNDS:
Balanced Investments
Emerging Markets Equity Investments
Government Money Investments
High Yield Investments
Intermediate Fixed Income Investments
International Equity Investments
International Fixed Income Investments
Large Capitalization Growth Investments
Large Capitalization Value Equity Investments
Long-Term Bond Investments
Mortgage Backed Investments
Municipal Bond Investments
Small Capitalization Growth Investments
Small Capitalization Value Equity Investments
GREENWICH STREET SERIES FUND:
Appreciation Portfolio
Diversified Strategic Income Portfolio
Emerging Growth Portfolio
Equity Income Portfolio (Class I)
Equity Income Portfolio (Class II)
Equity Index Portfolio
Growth & Income Portfolio
Intermediate High Grade Portfolio
International Equity Portfolio
Money Market Portfolio
Total Return Portfolio
SMITH BARNEY ADJUSTABLE RATE GOVERNMENT INCOME FUND
SMITH BARNEY AGGRESSIVE GROWTH FUND INC.
SMITH BARNEY APPRECIATION FUND
SMITH BARNEY ARIZONA MUNICIPALS FUND INC.
SMITH BARNEY CALIFORNIA MUNICIPALS FUND INC.
SMITH BARNEY CONCERT ALLOCATION SERIES INC.:
Balanced Portfolio
Conservative Portfolio
Growth Portfolio
High Growth Portfolio
Income Portfolio
Global Portfolio
Select Balanced Portfolio
Select Conservative Portfolio
Select Growth Portfolio
Select High Growth Portfolio
Select Income Portfolio
SMITH BARNEY EQUITY FUNDS:
Concert Social Awareness Fund
Smith Barney Large Cap Blend Fund
SMITH BARNEY FUNDAMENTAL VALUE FUND INC.

SMITH BARNEY FUNDS, INC.:
Large Cap Value Fund
Short-Term High Grade Bond Fund
U.S. Government Securities Fund
SMITH BARNEY INCOME FUNDS:
Smith Barney Convertible Fund
Smith Barney Diversified Strategic Income Fund
Smith Barney Exchange Reserve Fund
Smith Barney High Income Fund
Smith Barney Municipal High Income Fund
Smith Barney Premium Total Return Fund
Smith Barney Total Return Bond Fund
SMITH BARNEY INSTITUTIONAL CASH MANAGEMENT FUND, INC.:
Cash Portfolio
Government Portfolio
Municipal Portfolio
SMITH BARNEY INVESTMENT FUNDS INC.:
Concert Peachtree Growth Fund
Smith Barney Contrarian Fund
Smith Barney Government Securities Fund
Smith Barney Hansberger Global Small Cap Value Fund
Smith Barney Hansberger Global Value Fund
Smith Barney Investment Grade Bond Fund
Smith Barney Special Equities Fund
SMITH BARNEY INVESTMENT TRUST:
Smith Barney Intermediate Maturity California Municipals Fund
Smith Barney Intermediate Maturity New York Municipals Fund
Smith Barney Large Cap Capitalization Growth Fund
Smith Barney S&P 500 Index Fund
Smith Barney Mid Cap Blend Fund
SMITH BARNEY MANAGED GOVERNMENTS FUND INC.
SMITH BARNEY MANAGED MUNICIPALS FUND INC.
SMITH BARNEY MASSACHUSETTS MUNICIPALS FUND
SMITH BARNEY MONEY FUNDS, INC.:
Cash Portfolio
Government Portfolio
Retirement Portfolio
SMITH BARNEY MUNI FUNDS:
California Money Market Portfolio
Florida Portfolio
Georgia Portfolio
Limited Term Portfolio
New York Money Market Portfolio
New York Portfolio
Pennsylvania Portfolio
SMITH BARNEY MUNICIPALS MONEY MARKET FUND, INC.
SMITH BARNEY NATURAL RESOURCES FUND INC.
SMITH BARNEY NEW JERSEY MUNICIPALS FUND INC.
SMITH BARNEY OREGON MUNICIPALS FUND
SMITH BARNEY PRINCIPAL RETURN FUND:
Zeros Plus Emerging Growth Series 2000
Smith Barney Security and Growth Fund
SMITH BARNEY SMALL CAP BLEND FUND, INC.
SMITH BARNEY TELECOMMUNICATIONS TRUST:
Smith Barney Telecommunications Income Fund

SMITH BARNEY VARIABLE ACCOUNT FUNDS:
Income and Growth Portfolio
Reserve Account Portfolio
U.S. Government/High Quality Securities Portfolio
SMITH BARNEY WORLD FUNDS, INC.:
Emerging Markets Portfolio
European Portfolio
Global Government Bond Portfolio
International Balanced Portfolio
International Equity Portfolio
Pacific Portfolio
TRAVELERS SERIES FUND INC.:
AIM Capital Appreciation Portfolio
Alliance Growth Portfolio
GT Global Strategic Income Portfolio
MFS Total Return Portfolio
Putnam Diversified Income Portfolio
Smith Barney High Income Portfolio
Smith Barney Large Cap Value Portfolio
Smith Barney International Equity Portfolio
Smith Barney Large Capitalization Growth Portfolio
Smith Barney Money Market Portfolio
Smith Barney Pacific Basin Portfolio
TBC Managed Income Portfolio
Van Kampen American Capital Enterprise Portfolio
CENTURION FUNDS, INC.:
Centurion Tax-Managed U.S. Equity Fund
Centurion Tax-Managed International Equity Fund
Centurion U.S. Protection Fund
Centurion International Protection Fund
AMERICAN ODYSSEY FUNDS:
Global High-Yield Bond Fund
International Equity Fund
Emerging Opportunities Fund
Core Equity Fund
Long-Term Bond Fund
Intermediate-Term Bond Fund
SALOMON BROTHERS VARIABLE SERIES FUND:
Salomon Brothers Total Return Fund
Salomon Brothers Capital Fund
Salomon Brothers High Yield Bond Fund
Salomon Brothers Variable Investors Fund
Salomon Brothers Strategic Bond Fund

(b)   Name and Principal             Positions and Offices
      Business Address *             With Underwriter
      ------------------             ----------------

      Phillip W. Coolidge            Chairman of the Board, Director
                                        Chief Executive Officer, and President
      Linda T. Gibson                Secretary
      Molly S. Mugler                Assistant Secretary
      Linwood C. Downs               Treasurer
      John R. Elder                  Assistant Treasurer
      Susan Jakuboski                Assistant Treasurer
      Donald S. Chadwick             Director
      Robert G. Davidoff             Director
      Leeds Hackett                  Director
      Laurence E. Levine             Director


      *   Principal business address:  21 Milk Street, Boston, MA 02109

(c)   Not Applicable


Item 30.  Location of Accounts and Records

(1)   The Travelers Insurance Company
      One Tower Square
      Hartford, Connecticut 06183


Item 31.  Management Services

Not Applicable.


Item 32.  Undertakings

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on November 3, 1998.

           THE TRAVELERS SEPARATE ACCOUNT FIVE FOR VARIABLE ANNUITIES
                                       (Registrant)


                         THE TRAVELERS INSURANCE COMPANY
                                       (Depositor)

                             By: *IAN R. STUART
                                 --------------------------
                                 Ian R. Stuart
                                 Senior Vice President, Chief Financial Officer, Chief Accounting Office and Controller


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on November 3, 1998.



*MICHAEL A. CARPENTER                   Director, Chairman of the Board,
                                        President and Chief Executive Officer
(Michael A. Carpenter)

*JAY S. BENET                           Director and Senior Vice President
-----------------------
(Jay S. Benet)

*GEORGE C. KOKULIS                      Director and Senior Vice President
-----------------------
(George C. Kokulis

*ROBERT I. LIPP                         Director
-----------------------
(Robert I. Lipp)

*IAN R. STUART                          Director, Senior Vice President and
-----------------------                 Chief Financial Officer,
(Ian R. Stuart)

*KATHERINE M. SULLIVAN                  Director, Senior Vice President and
-----------------------                 General Counsel
(Katherine M. Sullivan)

*MARC P. WEILL                          Director
-----------------------
(Marc P. Weill)



*By: /s/  Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit
No.          Description                                                                     Method of Filing
---          -----------                                                                     ----------------

   1 Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant.
             (Incorporated herein by reference to Exhibit 1 to the Registration
             Statement on Form N-4, filed July 9, 1998.)

   3(a)      Form of Distribution and Principal Underwriting Agreement                       Electronically
             among the Registrant, The Travelers Insurance Company and
             CFBDS, Inc.

   3(b) Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to the Registration Statement on Form N-4, filed July 9, 1998.)

   4         Form of Variable Annuity Contract.                                              Electronically

   5         Application.                                                                    Electronically


   6(a)      Charter of The Travelers Insurance Company, as amended on
             October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4,
             File No. 333-40193, filed November 13, 1998.)

   6(b)      By-Laws of The Travelers Insurance Company, as amended on
             October 20, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4,
             File No. 333-40193, filed November 13, 1998.)

   9 Opinion of Counsel as to the legality of securities being registered by Registrant. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed July 9, 1998.)

   10        Consent of KPMG Peat Marwick LLP, Independent                                   Electronically
             Certified Public Accountants.

   13        Schedule for Computation of Total Return                                        Electronically
             Calculations - Standardized and Non-Standardized.

   15        Powers of Attorney authorizing Ernest J. Wright or
             Kathleen A. McGah as signatory for Michael A. Carpenter,
             Jay S. Benet, George C. Kokulis, Robert I. Lipp, Ian R.
             Stuart, Katherine M. Sullivan and Marc P. Weill.
             (Incorporated herein by reference to Exhibit 15 to the Registration
             Statement on Form N-4, filed July 9, 1998.)